FORM 20-F

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2002

GOLD RESERVE INC.
(Exact name of registrant as specified in its charter)

Yukon Territory, Canada
(Jurisdiction of incorporation)

1-8372
(Commission file number)

926 West Sprague Avenue
Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:
Class A common shares, no par value per share
(Title of each class)

The Toronto Stock Exchange ("TSE")
U.S. Over the Counter Market ("OTC")
(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The total number of the registrant's shares outstanding as of December 31, 2002:

Class A common shares, no par value per share: 22,702,071
Equity Units, no par value per share: 790,705

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period as the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X]

Registrant elected to follow financial statement Item 17.

TABLE OF CONTENTS

PART I

GENERAL INFORMATION

FORWARD-LOOKING STATEMENTS

The information presented or incorporated by reference in this Annual Report on Form 20–F, including Operating and Financial Review and Prospects in Item 5, contains both historical information and forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the Securities Act), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the Exchange Act)). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk that actual reserves may vary considerably from estimates presently made, the impact of currency, metal prices and metal production volatility, the concentration of operations and assets in Venezuela, the regulatory, political and economic risks associated with Venezuelan operations, our ability to obtain additional funding for future development of the Brisas property, our dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and development of mining properties.

The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "assume," "positioned," "may," "will," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our Company website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are urged to read the Company's filings with U.S. and Canadian regulatory agencies, which can be viewed on-line at www.sec.gov, www.sedar.com or at the Company's website, www.goldreserveinc.com. Additionally, you can request a copy directly from the Company.

RESERVE ESTIMATES

The reserve estimates set forth in this document have been prepared in accordance with applicable Canadian and U.S. requirements. The definitions related to reserves, used herein, are pursuant to Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects, which we believe are substantially the same as those definitions used in U.S. Securities and Exchange Commission Industry Guide 7.

CURRENCY

All currency is in U.S. Dollars unless otherwise noted.

GLOSSARY

Certain technical terms used herein are defined in the glossary at the end of this Annual Report.

Item 1. Identity of Directors, Senior Management and Advisors – Not Applicable

Item 2. Offer Statistics and Expected Timetable – Not Applicable

Item 3. Key Information

SELECTED FINANCIAL DATA

The selected financial data set forth below are derived from the Company's audited financial statements and should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing in Item 17 and Operating and Financial Review and Prospects in Item 5. The following selected financial data have been prepared on the basis of accounting principles generally accepted in Canada.

	2002	2001	2000	1999	1998
	(in thousands of U.S. Dollars, except share and per share amounts)				
Other income	$ 703	$ 1,200	$ 884	$ 965	$ 1,410
Net loss	(3,008)	(851)	(1,311)	(2,047)	(2,450)
Loss per common share [1]	(0.13)	(0.04)	(0.06)	(0.09)	(0.11)
Total assets	59,843	62,553	63,231	64,800	66,919
Net Assets [2] Shareholders' equity [3]	58,412	61,169	61,859	63,303	64,713
Capital stock	102,498	102,266	102,106	102,067	101,661
Common shares: [4]					
Issued	22,996,158	22,655,122	22,196,242	21,987,672	23,191,767
Outstanding	22,702,071	21,361,035	21,902,155	21,810,383	22,720,329
Equity Units: [4]					
Issued	1,289,980	1,313,016	1,446,396	1,584,966	
Outstanding	790,705	813,741	947,121	1,290,817	

1. Basic and diluted.
2. Total assets prepared in accordance with accounting principles generally accepted in the U.S. at December 31, 2002, 2001, 2000, 1999 and 1998 were $59,884, $62,713, $63,329, $64,460, and, $66,907, respectively.
3. Total shareholders' equity prepared in accordance with accounting principles generally accepted in the U.S. at December 31, 2002, 2001, 2000, 1999, and 1998 was $58,453, $61,329, $61,957, $62,963, and $64,702, respectively.
4. Great Basin and MGC Ventures, each consolidated subsidiaries of the Company, own shares of the Company. As a result, the Company has an indirect investment in itself. The shares held by these entities represent the difference between issued and outstanding shares.

DIVIDENDS

We have not declared cash or share dividends since 1984 and have no present plans to pay any cash or share dividends. We will declare cash or share dividends in the future only if earnings and capital of the Company are sufficient to justify the payment of such dividends.

RISK FACTORS

Potential investors should carefully evaluate all of the information presented and incorporated by reference in this report and, in particular, the following.

Obtaining additional funding for future project development and other operating activities is a critical factor in the future success of the Company.

We currently do not generate revenue from operations. We have historically financed operating activities primarily from the sale of common shares. As of April 30, 2003, the Company had approximately $12 million in cash and investments. We will be required to seek additional funding in the coming months in order to maintain our current cash position, which management believes is in the best interest of the Company. We expect to seek additional financing concurrently with completing the Brisas work program and other limited exploration programs as discussed elsewhere in this document. We have evaluated a number of financing options presented by our investment bankers in the last several months, but have no firm commitments to proceed with a financing. If we are unable to acquire additional funding on acceptable terms in the short-term, there are no assurances that we will complete as planned, the final feasibility study on the Brisas project.

In the near-term management believes that current cash and investment balances are sufficient to allow the Company fund its activities through 2004. The timing and extent of additional funding depends on a number of important factors, including the actual timetable of our 2003-2004 work plan, our assessment of the financial markets, our share price and the price of gold and copper. Longer term, our plan for significant additional funding (approximately $350 million) is dependent upon the successful completion of the final feasibility study, if and when mine development activities on the Brisas project are commenced, the acquisition of additional properties and the overall capital requirements of the consolidated group. Management can provide no assurances that it will be able to acquire the required significant additional financing that will be needed, if and when, construction on the Brisas project commences. Failure to raise the required funds will impede the Company's ability to construct and operate the Brisas project, negatively impacting the future of the Company.

Our operations are concentrated in Venezuela and could be disrupted.

Concentration of Assets

At December 31, 2002, approximately 78% of our identifiable assets were located in Venezuela. Our sole operating assets are located in Venezuela.

Since President Chavez's re-election, Venezuela has experienced a number of public protests, including the temporary removal of President Chavez, high-level denunciations of the president's policies and agendas and general populace unrest. During this time, Venezuela has also experienced ongoing political unrest (including a national work stoppage and a number of civil disturbances), fuel shortages, currency and exchange controls, and a decline in industrial output and foreign investment.

Despite this political and economic turmoil, we have not seen any significant adverse impact on our operations in Venezuela nor have we curtailed our investment activities in the country. However, our future operations and investments in Venezuela could be adversely affected by continued political instability and civil unrest, as well as, exchange controls, currency fluctuations, changes in mining laws or regulations, taxation, judicial decisions and laws or policies of Venezuela and the United States affecting trade, investment, taxation and other factors.

As it relates to Venezuela, development time schedules and future reclamation and remediation cost estimates are based on existing and expected legal requirements, past experience, cost estimates by management and others, expectations regarding government action and time for government agencies to act, all of which change over time and require periodic evaluation. Whether and to what extent current or future economic, regulatory or political conditions in Venezuela may affect future development cannot be predicted.

Imataca Forest Reserve

The Brisas property is located within the Imataca Forest Reserve (the "Imataca") in the State of Bolivar. In 1986, an area within the Imataca, which includes the Brisas property, was authorized by presidential decree for mining activities. These regulations opening the region to various activities, including mining, were later challenged by several parties as unconstitutional. The Venezuelan Supreme Court (the "Court") subsequently issued an order prohibiting new concessions in the Imataca. Subsequent to the Court's order however, the MEM granted the Company the Brisas hardrock concession. We have been advised by Venezuelan counsel that it is unlikely that future rulings by the Court related to this issue will impact our concessions, but there can be no assurance that an adverse ruling that affects us will not occur.

Challenges to mineral property titles

Acquisition of title to mineral properties is a very detailed and time-consuming process. The Company believes it has clear title to all of the properties for which it holds concessions or other contracts and leases. However, the Company does not know whether someone will challenge or impugn title to such properties in the future or whether such challenges will be an by individual or a government agency. Mining properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law often are complex. As a result, the Company can never be certain that it will maintain valid title to its mining properties. Therefore, a successful claim that the Company does not have title to a property could negative impact the future results of the Company.

<u>Venezuelan environmental laws and regulations</u>

Venezuela maintains environmental laws and regulations for the mining industry, which impose significant obligations on companies doing business in the country. Venezuela's environmental laws and regulations are administered through the Ministry of the Environment and Natural Resources (MARN). The MARN proscribes certain mining recovery methods deemed harmful to the environment and monitors concessionaires' activities to ensure compliance. Compliance with these environmental laws and regulations may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. Gold Reserve does not maintain environmental liability insurance.

Venezuela's environmental legislation provides for the submission and approval of environmental impact statements for certain operations and provides for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas which could result in environmental pollution. Existing environmental laws may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Also, a violation of such legislation may result in the imposition of fines and penalties or the suspension or closure of mining operations.

<u>Compliance with other laws and regulations</u>

In addition to protection of the environment, the Company's exploration and development activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. Obtaining the necessary permits are critical to our business. Obtaining and maintaining such permits can be a complex, time consuming process and as a result the Company cannot assess whether necessary permits will be obtained or maintained on acceptable terms, in a timely manner or at all.

It is possible that future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development projects. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

<u>Currency fluctuations could negatively impact future operating results</u>

The Bolivar/Dollar exchange rate ended 2002 at Bs. 1,403 to the Dollar, up Bs. 645 from December 31, 2001. In early 2003, due to the rapid depreciation of the currency, the government fixed the exchange rate at Bs. 1,600 per Dollar and recently initiated special foreign currency transaction restrictions. Past and recent conditions have not adversely affected our operations as the Company primarily transfers funds into Venezuela for its operations. However, this could change in the future at such time that the Company begins production and sales from Venezuela. Additionally, future fluctuations of the Venezuelan Boliver against the U.S. dollar could reverse this trend and negatively impact the Company's financial condition.

Future results depend primarily upon the Brisas project.

The Company has invested approximately $70 million on the Brisas property, which is an advanced stage development project. Any adverse development affecting this property would significantly impact the future results of the Company. Among other things, our future operations and investments in Venezuela could be adversely affected by political instability, changes in mining laws or regulations, judicial decisions and laws or policies of Venezuela.

Operating losses are expected to continue until we construct or acquire an operating mine.

We have experienced losses from operations for each of the last fifteen years and expect this trend to continue for the next several years as the result of, among other factors, expenditures associated with the management of activities on the Brisas property, as well as other unrelated exploration expenses. This trend is expected to reverse if and when the Brisas property is developed and gold and copper are produced in commercial quantities. In order for the Brisas project to be put into production, the Company will be required to raise more than $350 million in the future. As a result, the Company will not be able to undertake such development or production without proper financing in the future.

The volatility of the price of gold and copper could have a negative impact upon our future operations.

The price of gold and copper has a significant influence on the market price of our common shares and our business activities. The price of gold is affected by numerous factors beyond our control, such as the level of inflation, fluctuation of the United States Dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. Recently the price of gold has partially recovered from a 20 year low. Copper prices also fluctuate and are generally affected by global and regional demand and existing inventories. As of April 30, 2003, the closing price for gold and copper was: Gold: $337 per ounce, copper: $0.73 per pound. The following table sets forth the average of the daily closing price for gold and copper for the periods indicated as reported by the London Metal Exchange:

	5 Yr. Avg.	2002	2001	2000	1999	1998
Gold ($ per ounce)	287	310	271	279	279	294
Copper ($ per pound)	0.74	0.71	0.73	0.80	0.71	0.75

YEAR ENDED DECEMBER 31,

The market price of our common shares may experience volatility.

Our Class A common shares are listed on the Toronto Stock Exchange and traded in the U.S. Over-The-Counter-Market. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Our share price is also likely to be affected by short-term changes in gold and copper prices or in our financial condition or results of operations as reflected in our publicly filed reports. Other factors unrelated to our performance that may have an effect on the price of our Class A common shares include the extent, if any, of analytical coverage of our business by investment banks' research departments, limited trading volume and general market interest or limited public float in our securities, as well as new regulatory rules.

As a result of any of these factors, we believe the market price of our Class A common shares at any given point in time may not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Our mineral reserve estimates could cause the Company to improperly allocate its assets.

The mineral reserve and resource estimates set forth in this document have been prepared in accordance with the disclosure requirements of applicable Canadian and U.S. Securities Commissions. The definitions related to reserves, used herein, are pursuant to Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects, which we believe are substantially the same as those definitions used in the U.S. Securities and Exchange Commission Industry Guide 7.

Behre Dolbear & Company, Inc. (Behre Dolbear) audited the Company's data collection procedures and modeling and mineral reserve methodology for the preliminary feasibility study. Behre Dolbear concluded in their reports that: technical data collection procedures met or exceeded accepted industry standards; assay laboratories provided reliable and acceptable results; and the compiled database was of a quality appropriate for utilization in a mineral reserve study suitable for obtaining financing.

Notwithstanding the conclusions of management and its qualified consultants, mineral reserve estimation is an interpretive process based on drilling results and experience as well as estimates of mineralization characteristics and mining dilution, metal prices, costs of mining and processing, capital expenditures and many other factors. Grades of mineralization processed at any time also may vary from mineral reserve estimates due to geologic variations within areas mined.

Production may vary substantially from estimates because of changes in mineral reserves, variations in mineralization mined from estimated grade and metallurgical characteristics, unexpected ground conditions, mining dilution, labor actions and government regulations or restrictions or estimates that prove to be incorrect. Cash costs may differ substantially due to variations in mineral reserves and production estimates, unexpected mining conditions and changes in estimated costs of equipment, supplies, utilities and labor and exchange rates. Noncash estimates, based on total capital costs and mineral reserve estimates, could change substantially based on actual amounts of capital incurred.

Actual quality and characteristics of deposits cannot be fully assessed until mineralization is actually mined and as a result, mineral reserves change over time to reflect actual experience. If the Company's estimates are incorrect, it may allocate its assets to a less than economical deposit or to disregard what could be a significant deposit, resulting in expenditures that do not provide expected results.

Management and control of risks inherent in the mining industry could have a significant impact on the Company's future operations.

Development of a gold and copper project is subject to all of the risks inherent in the mining industry, including environmental hazards, industrial accidents, labor disputes, legal regulations or restrictions, unusual or unexpected geologic formations, cave-ins, flooding, and periodic interruptions due to inclement weather. These risks could result in damage to, or destruction of, mineral properties and production facilities, personal injury, environmental damage, delays, monetary losses and legal liability. Insurance covering environmental or other catastrophic liabilities is not maintained and will not be maintained in the future unless it is economically feasible or may not be available at all. Insurance against environmental risks (including pollution or other hazards resulting from the disposal of waste products generated from exploration and production activities) is not generally available to companies in the mining industry. The payment of environmental liabilities would reduce available funds and in the event we were unable to fund the cost of remedying an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of remedial activities.

Future gold hedging activities could negatively impact future operating results.

The Company has not entered into forward contracts to sell gold that it might produce in the future and, although the Company has no near term plans to enter such transactions, it may do so in the future if required for project financing subjecting the Company to certain financial risks. Forward contracts obligate the holder to sell gold at a price set when it enters into the contract, regardless of what the price is when the gold is actually mined. Accordingly, there is a risk that the price of gold is higher at the time the gold is mined than when it enters into the contracts, so that the gold must be sold at a price lower than could have been received if the contract was not entered.

In addition, if production of gold is less than that agreed upon in the contracts, additional gold would have to be purchased at market prices to satisfy contract obligations. These market prices may be higher than the agreed upon delivery price or higher than production costs. Further, the entity contracting to buy the gold from the Company could default, which means that if the contract price is higher than the market price at the time of delivery, it is unlikely the gold could be resold in the market at the higher price.

Management of the inherent risks associated with the development of a mining project.

Capital expenditure estimates for the Brisas property are based on available information. Estimates contained in the preliminary feasibility study could differ significantly from those contained in the final feasibility study however, management does not currently anticipate any significant changes. It is not unusual in new mining operations to experience unexpected problems during development. Costs could increase depending upon a number of factors within and beyond our control. The capital cost estimates outlined in this report are based on operating experience, expected production, estimates by and contract terms with third-party suppliers, expected legal requirements, reports by our employees and independent contractors and other factors. Factors involved in estimated time for completion of projects include our management's experience in completing capital projects, estimates by and contract terms with contractors, engineers, suppliers and others involved in design and construction of projects, and estimated time for government entities to process applications, issue permits and take other actions. Changes in any of these factors may cause costs and time for completion to vary significantly from estimates.

Ability to insure certain risks could have a significant impact on future operating results

It is not always possible to obtain insurance against risks associated with the exploration and development of mineral properties or related production operations. These risks include unexpected or unusual geological operating conditions, slides, fires, floods, environmental events such as severe weather and earthquakes, and political and social instability. Should such uninsured liabilities arise, they could reduce or eliminate profitability, result in increasing costs or have a material adverse effect upon the Company.

Industry competition for new properties could limit the Company's ability to grow in the future.

We face strong competition from other mining companies in connection with the acquisition of future properties considered to have commercial potential. Many of these companies have greater financial resources, operational experience and technical capabilities. As a result, we may be unable to acquire additional mining properties, thereby limiting future growth.

Acquiring and retaining key personnel in the future could have a significant impact on future operating results.

We are dependent upon the abilities and continued participation of key management personnel. If the services of our key employees were lost, it could have a material adverse effect on future operations.

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

History

Gold Reserve Inc. (the "Company") is a mining company incorporated in 1998 under the laws of the Yukon Territory, Canada; and is the successor issuer to Gold Reserve Corporation, a Montana corporation formed in 1956. The Company's registered agent is Austring, Fendrick, Fairman & Parkkari, The Drury Building, 3801 Third Avenue, Whitehorse, Yukon, Y1A 4Z7. Telephone and fax numbers for the Company's registered office are 867.668.4405 and 867.668.3710, respectively.

Organizational Structure

References to the "Company" throughout this report refer primarily to Gold Reserve, Inc., Gold Reserve Corporation (domiciled in Canada and the U.S, respectively), Gold Reserve de Venezuela, C.A. ("GLDRV"), Compania Aurifera Brisas del Cuyuni, C.A. ("BRISAS") (domiciled in Venezuela), and Great Basin Energies, Inc. ("Great Basin") and MGC Ventures Inc. ("MGC Ventures") (U.S. corporations), which have no current business activities. All subsidiaries are wholly owned except for Great Basin and MGC Ventures, which are owned 58% and 63%, respectively.

Corporate Reorganization

In February 1999, Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer (the "Reorganization"). Generally, each shareholder of Gold Reserve Corporation received one Gold Reserve Inc. Class A common share for each common share owned in Gold Reserve Corporation. Certain U.S. holders elected, for tax reasons, to receive equity units in lieu of Class A common shares. An equity unit, comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share, is substantially equivalent to a Class A common share and is generally immediately convertible into Class A common shares. Equity units are not listed for trading on any stock exchange, but subject to compliance with applicable federal, provincial and state securities laws, may be transferred. Unless otherwise noted, general references to common shares of the Company include Class A common shares and Class B common shares as a combined group. After the Reorganization, a shareholder continued to own an interest in the business that in aggregate was essentially the same as before the Reorganization.

Primary Mining Asset

Brisas

Our primary mining asset, the Brisas property, is a gold and copper deposit located in the KM 88 mining district of the State of Bolivar in southeastern Venezuela. Approximately $70 million has been expended on the Brisas property since its acquisition in 1992. The Brisas property is a late-stage development project, which produces no revenue at this time. Proven and probable mineral reserves on the Brisas property, originally reported upon in early 2000, total approximately 6 million ounces of gold and 706 million pounds of copper using US $300 per ounce gold and US $0.80 per pound copper and approximately 6.7 million ounces of gold and 871 million pounds of copper using US $325 per ounce gold and US $0.90 per pound copper. The total mineral resource on the property approximates 10 million ounces of gold and 1 billion pounds of copper. The mineral reserve and resource estimates set forth in this document have been prepared in accordance with the disclosure requirements of applicable Canadian and U.S. Securities Commissions. The definitions related to reserves, used herein, are pursuant to Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects, which management believes are substantially the same as those definitions used in the U.S. Securities Commission Industry Guide 7.

Behre Dolbear & Company, Inc. (Behre Dolbear) audited the Company's data collection procedures and modeling and mineral reserve methodology for the preliminary feasibility study conducted in 1998, as well as the updated 1999 reserve. Behre Dolbear concluded in their reports that: technical data collection procedures met or exceeded accepted industry standards; assay laboratories provided reliable and acceptable results; and the compiled database was of a quality appropriate for utilization in a mineral reserve study suitable for obtaining financing. Further, Behre Dolbear has concluded that Gold Reserve has an adequate basis for supporting the estimated mineral reserves at the Brisas project in accordance with the standards in the U.S. Securities and Exchange Commission Industry Guide 7.

Financial Position

As of April 30, 2003, the Company held approximately $12 million in cash and investments. We will be required to seek additional funding in the coming months in order to maintain our current cash position, which management believes is in the best interest of the Company. We expect to seek additional financing concurrently with completing the Brisas work program and other limited exploration programs as discussed elsewhere in this document. We have evaluated a number of financing options presented by our investment bankers in the last several months, but have no firm commitments to proceed with a financing. If we are unable to acquire additional funding on acceptable terms in the short-term, there are no assurances that we will complete as planned, the final feasibility study on the Brisas project. Significant additional financing will be needed if and when construction on the Brisas property commences.

Shares Issued

As of April 30, 2003, the Company had the following Class A common shares, equity units and share purchase options issued:

Class A common shares	22,996,158
Equity Units*	1,289,980
Total Issued	24,286,138
Share purchase options	3,368,549
Fully diluted	27,654,687

   * An equity unit consists of one Class B common share of Gold Reserve Inc. and one Class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one-to-one basis.

DESCRIPTION OF PROPERTY

The Brisas Property

Location

The Brisas property is located in the KM 88 mining district in the State of Bolivar in southeastern Venezuela approximately 373 kilometers (229 miles), by paved highway, southeast of Puerto Ordaz. The property, 3.5 kilometers west of the KM 88 marker on Highway 10, occupies a rectangular area of approximately 500 hectares or 2,500 meters north-south by 2,000 meters east-west and is accessible by an all-weather road.

Ownership

The Brisas property consists of the Brisas alluvial concession, the Brisas hardrock concession beneath the alluvial concession, applications in process for other mineralization (primarily nominal values of copper and silver) contained in these concessions, mineralization (primarily gold, copper and molybdenum) on small land parcels contiguous to the existing concessions and approval of concession transfers. In addition, the property includes various work contracts granted by Corporation Venezolana de Guayana (CVG). The term Brisas property is used interchangeably with Brisas project.

The Brisas alluvial concession was acquired through the acquisition of BRISAS. The Brisas hardrock concession was granted to BRISAS in March 1998. Both concessions were granted by the Ministry of Energy and Mines ("MEM"), pursuant to the 1945 mining law. The Brisas alluvial concession is an exploitation concession with a term of 20 years and two renewal periods of 10 years each, at the discretion of MEM, and a 3% tax on gold sales. The Brisas hardrock concession is an exploitation concession with a term of 20 years and two renewal periods of 10 years each, at the discretion of the MEM. The hardrock concession provides for up to a 4% tax on gold sales and up to a 7% mine mouth tax on copper production. Any gold sold directly to the Central Bank of Venezuela is subject to a maximum 1% tax.

The Brisas alluvial concession provides the MEM or its designate, the right ("special advantage" to the Republic of Venezuela) to acquire twenty percent (20%) of the company organized by the alluvial concession holder to perform extraction activities within the concession. The Brisas alluvial concession represents approximately eight percent (8%) of the combined Brisas property mineralization. Venezuelan counsel has confirmed that to the best of their knowledge the MEM has never enforced such provisions contained in similar concessions. For this reason, it is unclear how the value of the twenty percent (20%) of the alluvial concession would be determined, in the event the MEM chose to exercise such right pursuant to the concession.

Regional Infrastructure

The Brisas project site is located in the State of Bolivar, Guayana region. The nearest major city is Puerto Ordaz, with approximately 700,000 inhabitants. Puerto Ordaz has major port facilities, accessible to ocean-going vessels from the Atlantic Ocean, via the Orinoco, a distance of about 200 km. Puerto Ordaz is the center of major industrial developments in the area, including iron and steel mills, aluminum smelters, iron and bauxite mining and forestry. These industries are supported by major hydroelectric generating plants on the Caroni River, which provide 12,900 MW of electricity. A 400 kV power line runs through the community of Las Claritas, nearby the project, and is expected to supply sufficient power for the Brisas property. A transformer station is located 3 km from the property.

Puerto Ordaz is a modern urban center with good road and air connections to the rest of Venezuela. There are regularly scheduled flights to Caracas and other major cities several times daily. There are also port facilities 428 km northwest of Puerto Ordaz on the Caribbean coast. Guanta, near Barcelona, would likely be the port of entry for most construction, mining and milling equipment. The highway system within Venezuela is generally good, with paved roads in good condition providing access to within 3.5 km of the Brisas property. A four-lane highway runs from Puerto Ordaz, northwest to both Barcelona and Guanta, and for 55 km south to Upata where it becomes two-lane on into Brazil.

Preliminary Feasibility Study

The preliminary feasibility study was originally completed in 1998 with the assistance of JE MinCorp, a Division of Jacobs Engineering Group Inc., and a number of other independent consultants and originally updated in early 2000. Behre Dolbear audited our data collection procedures and modeling and mineral reserve methodology for the preliminary feasibility study. Behre Dolbear concluded in their reports that: technical data collection procedures met or exceeded accepted industry standards; assay laboratories provided reliable and acceptable results; and the compiled database was of a quality appropriate for utilization in a mineral reserve study suitable for obtaining financing. Further, Behre Dolbear concluded that the estimating techniques used were an accurate representation for the mineral reserves; drill hole spacing was sufficient to generate future estimates of proven and probable mineral reserves; and the database was correct and reliable. The Behre Dolbear audits also concluded that the mineral reserve risk for the project is low and there is upside potential for additional mineral reserves at the Brisas property because the mineralization can be extrapolated with quite high confidence beyond the current drilling in the down dip direction and to the north.

A final feasibility study will be required to be completed before a production decision on the property can be made. There are no assurances, however, that a final feasibility study will be completed or that the Company will be successful in arranging the required financing.

Geology

The Brisas property is within the Proterozoic granite-greenstone terrain of the Guyana shield. The shield covers eastern Colombia, southeastern Venezuela, Guyana, Suriname, French Guiana and northeastern Brazil. The terrain is a thick section of andesite to dacite volcanics intruded by numerous granite stocks and batholiths. Several periods of deformation, metamorphism, and mineralization can be documented within this terrain.

The rock units on the Brisas property are divided into weathered and unweathered. Weathered rock or saprolite is further defined by the degree of oxidation into oxide saprolite and sulfide saprolite. Both contain clays and quartz with the oxide saprolite having iron oxides such as hematite and goethite while in the sulfide saprolite the iron is present as pyrite. The unweathered rocks consist of andesite or dacite tuffs that are further subdivided based on the presence or absence of mineral crystals and lithic or lapilli fragments. Unweathered intrusive rocks include a tonolite stock and basalt dikes and sills. The tuffs strike northerly and dip 30 to 35 degrees to the west. No faulting can be recognized within the deposit.

The mineralization is stratabound and strataform within a 200-meter thick series of tuffs marked by rapid horizontal and vertical facies changes. The gold-copper mineralization is over 1,900 meters long and 500 to 900 meters wide. Mineralization continues for an unknown distance down–dip to the west, north and south, as well as, below the current deposit. Three styles of mineralization are seen: (1) massive sulfide-quartz-tourmaline breccia with pyrite, chalcopyrite and gold in an outcrop referred to as the Blue Whale, (2) stratabound, disseminated pyrite-gold-copper mineralization and (3) quartz-calcite high angle veins marked by erratic but high gold values. The disseminated mineralization is characterized by a calcite-quartz-epidote-sulfide alteration and constitutes the bulk of the economic mineralization. There appears to be no relationship between the disseminated mineralization and the high angle veins. The mineralization to the north is generally pyrite-chalcopyrite-gold with the copper content decreasing to the south until in the southern portion of the deposit the copper is a minor constituent of the mineralization. Mineralization is open down dip to the west and to the north.

Mineral Resource

The Brisas property is estimated to contain a total mineral resource of 9.88 million ounces of gold and approximately 1.13 billion pounds of copper (based on 0.5 gram per tonne gold equivalent cut-off). The mineral resource originally calculated by management in November 1999, is summarized in the following tables:

Au Eq Cutoff Grade	Measured			Indicated			Inferred			Total		
	kt	Au (gpt)	Cu (%)	kt	Au (gpt)	Cu (%)	kt	Au (gpt)	Cu (%)	kt	Au (gpt)	Cu (%)
0.50	221,042	0.805	0.111	145,028	0.690	0.155	40,103	0.733	0.110	406,173	0.757	0.127

In Millions Au Eq Cutoff Grade	Measured		Indicated		Inferred		Total	
	Au oz.	Cu lb.	Au oz.	Cu lb.	Au oz.	Cu lb.	Au oz.	Cu lb.
0.50	–	5.721	541.0	–	3.217	495.7	–	0.945	97.3	–	9.883	1,134.0

Proven and Probable Mineral reserves

Based on the preliminary feasibility study, the Brisas property contains approximately 235 million tonnes of ore with an average grade of 0.79 grams per tonne gold and 0.14% copper and a waste to ore ratio of 1.63:1. At a plant feed grade of 0.79 grams of gold per tonne, the total recovery of gold is anticipated to be 79%. Recovery of copper, at an average feed grade of 0.14%, is anticipated to be 82.5%. The mineral reserve estimate, originally effective January 2000, has been prepared by management in accordance with reporting requirements of applicable Canadian and U.S. Securities Commissions and is presented in tabular form below:

Pit design using $300/oz Au and $0.80/lb. Cu   (and $3.30/tonne revenue cutoff)

Class	Reserve tonnes (thousands)	Au Grade (gpt)	Cu Grade (%)	Au ounces (thousands)	Cu pounds (thousands)	Waste tonnes (thousands)	Total tonnes (thousands)	Strip Ratio
Proven	187,443	0.814	0.119	4,906	491,841			
Probable	47,411	0.682	0.205	1,040	214,309			
Total	234,854	0.787	0.136	5,946	706,150	383,912	618,766	1.63

Pit design using $325/oz Au and $0.90/lb. Cu   (and $3.30/tonne revenue cutoff)

Class	Reserve tonnes (thousands)	Au Grade (gpt)	Cu Grade (%)	Au ounces (thousands)	Cu pounds (thousands)	Waste tonnes (thousands)	Total tonnes (thousands)	Strip Ratio
Proven	209,954	0.778	0.121	5,252	560,167			
Probable	70,053	0.630	0.201	1,419	310,387			
Total	280,007	0.741	0.141	6,671	870,554	411,282	691,289	1.47

Brisas Property Economics

Based on present estimates, the plant for the large-scale open pit mining operation is expected to process an estimated 55,000 tonnes per day, yielding an estimated average annual production of 362,000 ounces of gold and 46 million pounds of copper, over a mine life of 13 years.

The processing flowsheet contained in the preliminary feasibility study and developed from metallurgical testwork completed by three independent laboratories includes conventional crushing with a primary gyratory crusher and grinding with SAG mill and ball mills followed by gravity separation to recover coarse gold, flotation and cyanidation of cleaner flotation tailings. Present estimates of capital requirements for initial construction of the mill and on-site copper production would be approximately $353 million, including working capital of approximately $19.5 million. Ongoing life-of-mine requirements are estimated at $59 million.

The preliminary feasibility study also contemplates the implementation of on-site copper processing using the Cominco Engineering Services Limited (CESL) technology. The CESL process utilizes an autoclave for pressure oxidation of the concentrates followed by a series of leaching sequences to recover the copper and gold. The CESL process eliminates significant transportation costs for the copper gold concentrates to an out-of-country smelter, resulting in improved project economics.

The Brisas project will require the use of economies of scale production methods with higher production rates resulting in lower unit costs. As a result, a plant design with capacity at 55,000 tonnes per day or 18 million tonnes per year is anticipated for the project. Estimated operating cash costs including mining, processing with production of on-site copper cathode, smelting and refining total $153 per ounce of gold net of copper revenues ($0.90 per pound copper). Operating cash costs excludes exploitation taxes of approximately $8 per ounce. Total costs per ounce of gold produced are estimated at $243, including operating costs (including exploitation taxes), working capital, initial capital and life of mine capital net of copper revenues less sunk costs.

The ultimate design and future cost of construction of the plant is subject to the results of a final feasibility study which will be required to be completed before a production decision can be made in the future. Construction of the planned facility is expected to take approximately 18 to 24 months, with commissioning and achievement of commercial production expected shortly thereafter. Most operating supplies will be imported, probably from North America. Electrical power is available from 400kV transmission line and transformer station, which passes within a few kilometers of the property. The project water requirements will be met by water pumped from the pit de–watering system and by rainfall stored in the tailings water pond. On site accommodations will be provided for employees.

Brisas Project Development

During the last three years we have invested approximately $3 million on the development of the Brisas project. Approximately $70 million has been expended on the Brisas project since inception. These costs include property and mineral rights, equipment expenditures, litigation settlement costs and exploration and development costs. Considerable exploration and development work has taken place to establish the mineral resource, proven and probable reserves and complete a preliminary feasibility study.

Activities on the property include:

- Extensive geology, geophysics and geochemistry
- 763 exploration drill holes
- Approximately 165,000 meters or over 100 miles of core drilling
- Audits by Behre Dolbear of exploration drilling, sampling, assaying procedures and ore reserves methodology
- Environmental baseline work/socioeconomic studies
- Hydrology studies
- Geotechnical studies
- Mine planning
- Audit by Behre Dolbear of proven and probable reserves methodology
- Advanced stage grinding and metallurgical testwork
- Tailings dam designs
- Milling process flow sheet designs
- Pre-feasibility study with JE MinCorp
- Supplement to the pre-feasibility study with JE Mincorp
- Bench scale testing of Cominco Engineering Services Limited on-site copper process

Due to the low gold price during the past several years, we evaluated alternatives to improve the economics of the Brisas project. We determined was that the best alternative was to combine the Brisas project with the adjacent Cristinas project, thereby realizing substantial economies of scale. The two projects are contiguous to each other with our Brisas property to the south and the Cristinas property to the north. These efforts accelerated in late 2001 into 2002 and, for this reason, substantive development activities on the Brisas project were limited in 2002 while management pursued efforts to combine the Brisas and Cristinas properties into one mining project. These efforts were terminated in September 2002, when CVG awarded a work contract related to the Cristinas property to another company. While management still believes that the best alternative is the combined project, the Company is proceeding with the Brisas project on a stand-alone basis.

During the first quarter of 2003, MEM approved an operating plan for the alluvial and hardrock ore and project infrastructure for the Brisas project. Earlier, MARNR approved an EIS for the alluvial-ore mining plan. Based on the alluvial and hardrock ore operating plan approved by MEM, the Company is preparing an updated and expanded EIS for the larger project. The Brisas project is located in the Imataca Forest Reserve ("Imataca") in an area previously set aside for mining. In 1997 the Supreme Court issued a preventive measure that no new mining concessions or rights could be granted in the Imataca. Subsequent to the Supreme Court order, MEM granted BRISAS the hardrock exploitation concession. Prior to the granting of the hardrock concession and subsequent to the Supreme Court order the Company had submitted to MEM and MARNR several concession and permit applications related to the Brisas project. These applications are currently pending the resolution of the Imataca matter. In accordance with the 1945 mining law, exploitation activities are required to commence within two years from the approval of the operating plan. Representatives from MEM and MARNR have indicated that the Imataca issue should be resolved during the next twelve months. In addition, these representatives have indicated that any delay in the resolution of the Imataca matter further delays any obligation required of the concession and/or contract holder.

Planned 2003 Development for the Brisas Project

During 2003 we expect to commence activities on the Brisas property, which are required to complete a final feasibility study. These additional activities, which are expected to cost approximately $7 million, may include mining of a bulk sample for the applicability of CESL, further metallurgical testing, drilling, geotechnical studies and environmental studies, final feasibility and engineering, as well as permitting and on-going maintenance. The timing of these activities are subject to, among other things, typical environmental and regulatory permits as well as the scheduling of third party consultants and contractors. As a result, we cannot say with certainty when, or if, the final feasibility study will be completed.

VENEZUELAN MINING, ENVIRONMENT AND OTHER MATTERS

Venezuelan mining operations are subject to laws of title that differ substantially from those of Canada and the United States, while at the same time are subject to various mining and environmental rules and regulations that are similar in purpose to those in Canada and the United States, but often more bureaucratically complex. The following is a summary of the more significant Venezuelan mining and environmental laws and other laws and regulations that may affect the Company's operations on the Brisas property, but does not purport to be a comprehensive review of all laws or a complete analysis of all potential regulatory considerations related to the Brisas property.

1999 Mining Law

A new Venezuelan mining law was approved and subsequently published in the Official Gazette on September 28, 1999 (the "Mining Law") that establishes five basic ways to structure mining activities with the primary one being concessions for exploration and subsequent exploitation.

Scope and Term of Concessions

The Mining Law sets out the basic requirements for a concession application to the MEM, including:

> Identification of the mineral(s) to be explored for and exploited,
> Evidence of technical, economic and financial capability, and
> Special advantages to be granted to the Republic in different areas (e.g. technology, infrastructure, social facilities, training obligations, etc.).

Before initiating exploitation, the concession holder must provide to the MARN an environmental bond to guarantee the rehabilitation of the environment at the completion of exploitation.

The concession holder will have the right to exploit the granted minerals regardless of whether they occur in the vein (veta) or alluvial and the concession will extend only to minerals specifically covered by the concession. A concession holder that finds a deposit of another mineral must inform the MEM and make separate application for such mineral, subject to the 1999 mining law.

The term of a concession is twenty years (from the date the certificate of exploitation is granted) with two subsequent ten-year renewals, provided the concession holder has received such renewal within 3 years before the expiration of the term of the concession. Concession exploration periods are three years with a possible extension for one year. The concession holder must obtain an exploitation certificate by application to the MEM. A feasibility study covering the technical, financial and environmental aspects of the project must accompany the application. The concession holder has seven years from the date of the exploitation certificate to commence exploitation.

Concession holders are subject to several royalties or taxes. A nominal surface tax is to be paid quarterly commencing on the fourth anniversary of the grant of the concession. In addition, minimum royalties or exploitation tax are assessed as follows:

- Gold, silver, platinum and associated metals, 3% of their commercial value as determined by the parties in the city of Caracas,
- Diamonds and other precious stones, 4% of their commercial value as determined in the city of Caracas,
- In other cases, including copper, 3% of their commercial value at the mine mouth. The MEM can reduce this tax from 3% to 1% (and subsequently increase it back to 3%) if economic conditions warrant.

Also, the government is entitled to exempt, either totally or partially, concession holders from taxes on importation of tools and equipment not produced in the country and needed to develop mining activities.

1945 Mining Law Transition Provisions

All concessions acquired by BRISAS under the 1945 Mining Law are governed by the 1999 Mining Law subject to the following provisions: a) the right to conduct exploitation activities will be limited to the minerals and deposits indicated in the corresponding mining titles and b), the term of the concession is the one indicated in the corresponding mining titles, which commences from publication thereof in the Official Gazette.

Conversion of CVG Work Contracts into Mining Concessions

The Transitory Provisions included in Title XI of the 1999 Mining Law contemplate the conversion of CVG Work Contracts into mining concessions. BRISAS has acquired several other properties located near the Brisas property pursuant to CVG Work Contracts and has applied to MEM in a timely manner for conversion thereof into mining concessions. MEM have not indicated when they expect to act on these conversion applications.

Environmental Laws and Regulations

Venezuela's environmental laws and regulations are administered through the MARN. The MARN proscribes certain mining recovery methods deemed harmful to the environment and monitors concessionaires' activities to ensure compliance. Construction and production activities require three different permits from the MARN: (1) Permit to Occupy the Territory ("Occupation Permit"), (2) Permit to Affect for Exploration ("Exploration Permit") and (3) Permit to Affect for Construction and Exploitation ("Exploitation Permit"). Although not consistently applied in the past, regulations state that the MEM will apply for and obtain the Occupation Permit on behalf of those persons or entities applying for concessions before granting the concession title. Applicants submit an environmental questionnaire to MEM, which they in turn submit to the MARN. The production permitting process is initiated by filing the proposed terms of reference which, when approved, serves as the basis for an Environmental Impact Statement (EIS). The format for the EIS is stipulated in a 1996 law (Decree #1257) and conforms to an international standard.

Other Taxes

Venezuelan tax law provides for a maximum corporate income tax rate on mining companies of 34%. This rate applies to net income over approximately US$36,000 depending on exchange rates. Other Venezuelan taxes that apply or may eventually apply to the Company's subsidiaries include a 1% tax on the value of tangible and intangible business assets, a 16% value added tax on goods and services, a 5% to 20% import duty on mining equipment and a 1% tax on certain bank transactions. Upon application, Venezuela offers certain exemptions from value added tax and import duties to mining companies. Management expects to apply for exemption, where available, in the future. There can be no assurances, however, that exemption will be granted.

Political and Economic Situation

In recent years, Venezuela has seen a number of significant changes in its political system. Hugo Chávez Frias was originally elected President in December 1998 in response to a high level of voter dissatisfaction with the country's established political parties and his promise to make profound changes including a new constitution and a war against corruption. A 131-member Constituent Assembly rewrote the 1961 constitution, which was overwhelmingly approved in a December 1999 public referendum. As a result, President Chavez's was re-elected in 2000.

Since his re-election, President Chavez's popularity has reportedly declined and Venezuela has experienced a number of public protests, including the temporary removal of President Chavez as head of the country, high-level denunciations of the president's policies and agendas and general populace unrest. During this time, Venezuela has also experienced ongoing political unrest (including a national work stoppage and a number of civil disturbances), fuel shortages, currency and exchange controls, and a decline in industrial output and foreign investment.

Despite this political and economic turmoil, we have not seen any significant adverse impact on our operations in Venezuela nor have we curtailed our investment activities in the country. However, our future operations and investments in Venezuela could be adversely affected by continued political instability and civil unrest, as well as, exchange controls, currency fluctuations, changes in mining laws or regulations, taxation, judicial decisions and laws or policies of Venezuela and the United States affecting trade, investment, taxation and other factors.

As it relates to Venezuela, development time schedules and future reclamation and remediation cost estimates are based on existing and expected legal requirements, past experience, cost estimates by management and others, expectations regarding government action and time for government agencies to act, all of which change over time and require periodic evaluation. Whether and to what extent current or future economic, regulatory or political conditions in Venezuela may affect future development cannot be predicted.

The Bolivar/Dollar exchange rate ended 2002 at Bs. 1,403 to the Dollar, up Bs. 645 from December 31, 2001. An exchange peg policy was maintained throughout 2001, but abandoned in February 2002. During 2002, a free floating exchange rate system was established, with the Venezuelan Central Bank acting as the main foreign currency seller. In early 2003, due to the rapid depreciation of the currency, the government fixed the exchange rate at Bs. 1,600 per Dollar.

Gold Sales

The Central Bank of Venezuela (BCV) allows gold mining companies to sell up to 85% of their production on the international market. The remaining 15% must be sold domestically at the current market price, which is paid in Venezuelan currency. Gold sold domestically to BCV is assessed a maximum tax of 1% of the value of gold as compared to the amount stated in the mining law.

Labor

Venezuela, typical of most countries, has extensive labor laws and regulations including obligations to favor Venezuelan nationals for employment whenever possible. It is anticipated that, in the initial stages of the Brisas property project, approximately 95% of the workforce will be Venezuelan. In order to maintain or exceed this level, the Company will implement an extensive training program over the life of the project on the Brisas property. Management plans to draw on Venezuela's large industrial base to staff many of its positions, but the experience base for large-scale mining and milling operations in Venezuela is limited. The Brisas property project will draw on the Puerto Ordaz area to fill a significant portion of the required management, engineering and administration staff with the remaining positions to be filled from the local (Las Claritas) area.

Item 5. Operating and Financial Review and Prospects

OVERVIEW

We prepare our consolidated financial statements in U.S. Dollars in accordance with accounting principles generally accepted in Canada. A reconciliation of the principal measurement differences between accounting principles generally accepted in Canada and the U.S. is presented in Note 11 of the consolidated financial statements.

The Company has not recorded revenue or cashflow from mining operations and has experienced losses from operations for each of the last five years, a trend we expect to continue until the Brisas property is fully developed and put into production. The information contained herein should be read in conjunction with the Company's consolidated financial statements, included herein.

Venezuela has experienced high levels of inflation during the last several years and has also most recently experienced ongoing political instability and civil unrest (including a national work stoppage and a number of civil disturbances), fuel shortages, currency and exchange controls, and a decline in industrial output and foreign investment. Despite this political and economic turmoil, we have not experienced any significant adverse impact on our operations in Venezuela nor have we curtailed our investment activities in the country. However, our future operations and investments in Venezuela could be adversely affected by continued political instability and civil unrest, as well as, exchange controls, currency fluctuations, political instability, changes in mining laws or regulations, taxation, judicial decisions and laws or policies of Venezuela and the United States affecting trade, investment, taxation and other factors.

SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting policies are described in Note 1 of the consolidated financial statements. The more significant accounting policies are as follows:

Marketable Securities. Equity securities are carried at the lower of cost and net realizable value. Corporate debt securities and U.S. treasuries and agency obligations are carried at amortized cost. If the market value of long-term investments is lower than the cost and the decline is judged to be other than temporary, the investment is written down to recognize the loss.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property's economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited.

RESULTS OF OPERATIONS

2002 Compared To 2001. The consolidated net loss for the year ended December 31, 2002 was $3,008,122 or $0.13 per share, an increase of approximately $2,200,000 from the prior year. Other income for 2002 amounted to $703,000, which is a decrease of approximately $497,000 from the previous year. Other income decreased as a result of a reduction in gain on sale of marketable securities and lower investment yields. Operating expenses for the year amounted to $3,711,122, which is an increase from the prior year of approximately $1,660,000. This increase is primarily due to a non-cash foreign currency loss of $418,258, related to certain assets denominated in Bolivars. The remaining amount of the increase, approximately $1.2 million, primarily relates to Venezuela-based costs that in previous years were capitalized to the Brisas project, but were expensed currently as the primary focus of the Company was the combined project (see Liquidity and Capital Resources-Investing).

2001 Compared To 2000. The consolidated net loss for the year ended December 31, 2001 was $851,206 or $0.04 per share, a decrease of approximately $460,000 from the prior year. Other income for 2001 amounted to $1,199,906, which is an increase of approximately $316,000 from the previous year. Other income increased as a result of higher investment yields and gains on sales of investments. Operating expenses for the year amounted to $2,051,112, which is a decrease from the prior year of approximately $144,000, due to lower spending.

Planned corporate expenditures for 2003, excluding the amounts that may be expended for the completion of the feasibility study on the Brisas property and other exploration as noted below, are estimated at $3.0 million. Interest and investment income for 2003 is projected to be approximately $0.6 million.

LIQUIDITY AND CAPITAL RESOURCES

Investing. Since its acquisition in 1992, approximately $70 million has been expended on the Brisas property. These costs include property and mineral rights, capitalized exploration costs, equipment expenditures, on-going property management and litigation settlement costs that were expensed in 1994. Amounts recorded as property, plant and equipment (capitalized exploration costs) include costs associated with the Brisas property, including personnel and related administrative expenditures incurred in Venezuela, drilling, preliminary feasibility and related costs, capitalized interest expense and support costs related to the Brisas property.

Due to the low gold price during recent years, we began evaluating ways in 1999 to improve the economics of the Brisas project by examining a number of alternatives. We determined that the best alternative was to combine the Brisas project with the adjacent Cristinas project, thereby realizing substantial economies of scale. The two projects are contiguous to each other with our Brisas property to the south and the Cristinas property to the north. These efforts accelerated in late 2001 into 2002 and, for this reason, substantive development activities on the Brisas project were limited in 2002 while management aggressively pursued efforts to combine the Brisas and Cristinas properties into one mining project. These efforts were terminated in September 2002, when CVG awarded a work contract related to the Cristinas property to another Company. While management still believes that the best alternative is the combined project, the Company is proceeding with the Brisas project on a stand-alone basis.

There were no other significant investing activities in 2002, other than the purchase and sale of marketable securities, which, on a net basis, totaled approximately $2 million in purchases of marketable securities.

During 2003 we expect to commence activities on the Brisas property, which are required to complete a final feasibility study. These additional activities, which are expected to cost approximately $7 million, may include mining of a bulk sample, metallurgical testing, final feasibility and engineering, drilling, geotechnical studies and environmental studies as well as permitting and on-going maintenance. Although we hope to complete the final feasibility in the second half of 2004, the timing of these activities are subject to, among other things, typical environmental and regulatory permits as well as the scheduling of third party consultants and contractors. As a result, we cannot say with certainty when the final feasibility study will be completed. We also expect to perform initial exploratory work on a grass-roots exploration target, the Choco 5 property, which, if completed, is expected to cost approximately $0.3 million in 2003.

Development of the Brisas property, as presently proposed in the Brisas preliminary feasibility study, is estimated to cost $353 million over a twelve to eighteen month construction period. The ultimate design and cost of the plant and associated expenditures are subject to the results of a final feasibility study and would be expected to vary to some degree from original estimates. Future development of the Brisas property is dependent upon, among other things, the price of gold and copper, obtaining adequate financing, and obtaining the appropriate environmental and operating permits. It is unclear, if and when the development of the Brisas property will commence.

Financing. The Company had no significant financing transactions in 2002. As of April 30, 2003, the Company held approximately $12 million in cash and investments. We will be required to seek additional funding in the coming months in order to maintain our current cash position, which management believes is in the best interest of the Company. We expect to seek additional financing concurrently with completing the Brisas work program (as described above) and the limited exploration program on the Choco 5 property. We have evaluated a number of financing options presented by our investment bankers in the last several months, but have no firm commitments to proceed with a financing. If we are unable to acquire additional funding on acceptable terms in the short-term, there are no assurances that we will complete as planned, the final feasibility study on the Brisas project. The Company can make no assurances that it can obtain necessary financing on acceptable terms, if at all.

In the near-term management believes that current cash and investment balances are sufficient to allow the Company fund its activities through 2004. The timing and extent of additional funding depends on a number of important factors, including the actual timetable of our 2003-2004 work plan, our assessment of the financial markets, our share price and the price of gold and copper. Longer term, our plan for significant additional funding (approximately $350 million) is dependent upon the successful completion of the final feasibility study, if and when mine development activities on the Brisas project are commenced, the acquisition of additional properties and the overall capital requirements of the consolidated group. Management can provide no assurances that it will be able to acquire the required significant additional financing that will be needed, if and when, construction on the Brisas project commences. Failure to raise the required funds will impede the Company's ability to construct and operate the Brisas project and would, in the long-term, have a material adverse effect on the Company.

Operations. Cashflow used by operations for 2002 was approximately $2.2 million, which was an increase over 2001 of approximately $1.3 million. The increase from 2001 was primarily due to the expensing of costs related to the Company's Venezuelan operations, which, other than in 2002, were capitalized as development costs.

Item 6. Directors and Senior Management and Employees

The following sets forth certain information regarding the Company's Board of Directors and Named Executive Officers. The time periods referred to below reflect the cumulative period of time the individual has been a Director or officer of the Company or Gold Reserve Corporation, the predecessor issuer. Directors serve until the next annual meeting.

Name	Age	Principal Occupation	Director and/or Officer Since
Rockne J. Timm President, Chief Executive Officer, Director	57	President and Chief Executive Officer of the Company. Director and President of MGC Ventures, Inc. and Great Basin Energies, Inc. Resides: Spokane, Washington.	March 1984
A. Douglas Belanger Executive Vice President, Director	49	Executive Vice President of the Company. Director and Executive Vice President of MGC Ventures, Inc. and Great Basin Energies, Inc. Resides: Spokane, Washington.	August 1988
James P. Geyer Senior Vice President, Director	51	Senior Vice President of the Company. Resides: Spokane, Washington.	June 1997
James H. Coleman Director	52	Senior Partner of Macleod Dixon LLP of Calgary, Alberta (counsel to the Company) and Director of various public companies. Resides: Calgary, Alberta.	February 1994
Patrick D. McChesney Director	53	President of LMO Test Systems, Inc. (an automated test equipment manufacturer). Director of MGC Ventures, Inc. and Great Basin Energies, Inc. Resides: Spokane, Washington.	August 1988
Chris D. Mikkelsen Director	51	Principal in McDirmid, Mikkelsen & Secrest, P.S. (a certified public accounting firm). Director of MGC Ventures, Inc. and Great Basin Energies, Inc. Resides: Spokane, Washington.	June 1997
Jean Charles Potvin Director	49	President and Chief Executive Officer of Tiomin Resources Inc. Resides: Toronto, Ontario	November 1993
Mary E. Smith Vice President –Administration and Secretary	50	Vice President–Administration and Secretary of the Company. Vice President–Administration and Secretary of MGC Ventures, Inc. and Great Basin Energies, Inc. Resides: Colbert, Washington.	January 1997
Robert A. McGuinness Vice President–Finance and Chief Financial Officer	47	Vice President–Finance and Chief Financial Officer of the Company. Vice President–Finance and Chief Financial Officer of MGC Ventures, Inc. and Great Basin Energies, Inc. Resides: Spokane, Washington.	March 1993

There are no family relationships or arrangements or understandings pursuant to which any person was appointed as a Director or member of senior management.

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

The following table sets forth the compensation paid by the Company to the Named Executive Officers who served during the year ended December 31, 2002.

Name and Principal Position	Year	Salary	[1]Securities Under Options/ SARs Granted (#)	[2]All Other Compensation ($)
Rockne J. Timm	2002	195,000	696,700	31,144
President and Chief	2001	195,000	696,700	25,500
Executive Officer	2000	195,000	696,700	30,000
	2002	175,000	573,955	29,000
A. Douglas Belanger	2001	175,000	573,955	25,500
Executive Vice President	2000	175,000	573,955	30,000
	2002	175,000	284,209	29,000
James P. Geyer	2001	175,000	284,209	25,500
Senior Vice President	2000	175,000	284,209	30,000
Mary E. Smith	2002	65,000	106,367	10,697
Vice President–Administration	2001	65,000	106,367	9,750
and Secretary	2000	65,000	106,367	16,250
Robert A. McGuinness	2002	120,000	306,622	19,849
Vice President–Finance	2001	120,000	306,622	18,000
and Chief Financial Officer	2000	120,000	306,622	30,000
Officers as a group (5)	2002	730,000	1,967,853	119,690
	2001	730,000	1,967,853	104,250
	2000	730,000	1,967,853	136,250

1) Consists of the number of Class A common shares issuable to Named Executive Officers pursuant to options held at the end of each reported period.
2) Consists of the dollar value of shares purchased under the Company's KSOP Plan and allocated to the account of each Named Executive Officer during 2002, 2001, and 2000 respectively as follows: Mr. Timm: 49,387 shares, 44,232 shares, 30,060 shares; Mr. Belanger: 45,988 shares, 44,232 shares, 30,060 shares; Mr. Geyer: 45,988 shares, 44,232 shares, 30,060 shares; Ms. Smith 16,964 shares, 16,912 shares, 16,283 shares; and Mr. McGuinness: 31,476 shares, 31,223 shares, 30,060 shares.

Options granted for shares of the Company during the year ended December 31, 2002

No stock options were granted during 2002 to Named Executive Officers.

Aggregated option exercises during the year ended and option values as of December 31, 2002

No options were exercised during the fiscal year ended December 31, 2002. The following table sets forth the financial year-end values for options outstanding to the Named Executive Officers and Directors of the Company.

Name	# of securities acquired on exercise (#)	Aggregate Value Realized	# of unexercised options/ SARs at fiscal year-end exercisable [1]	$ value of unexercised in-the-money options/ SARs at fiscal year-end exercisable [2]
Rockne J. Timm	–	–	696,700	$310,498
A. Douglas Belanger	–	–	573,955	255,854
James P. Geyer	–	–	284,209	126,905
James H. Coleman	–	–	216,666	96,011
Patrick D. McChesney	–	–	142,385	66,109
Chris D. Mikkelsen	–	–	107,278	48,245
Jean Charles Potvin	–	–	170,612	75,900
Mary E. Smith	–	–	106,367	48,314
Robert A. McGuinness	–	–	306,622	136,692

1) Options range in price of between $0.72 and $1.00 and generally expire between 2003 and 2005, with the majority expiring in 2005. All options were exercisable at December 31, 2002.
2) At December 31, 2002, the closing share price on the OTC Market was $1.25.

Director Compensation

Consistent with the Board's intent to have both Directors and management hold shares of the Company, non-employee Directors, Messrs. Coleman, McChesney, Mikkelsen and Potvin, were each granted 10,000 Class A Shares in January 2002 for services in 2001; an additional 10,000 Class A Shares were granted to the aforementioned in December 2002 for service in 2002. The value of each share on the grant date was US $0.75 and $0.92, respectively.

Macleod Dixon, a law firm in which Mr. Coleman was a senior partner during 2002, billed the Company an aggregate of approximately $59,000 for professional services and out-of-pocket expenses during the fiscal year ended December 31, 2002.

Directors of the Company received no additional compensation for serving on Board committees or for attendance at the Board or committee meetings.

Equity Incentive Plan

The Company presently has one active stock option plan, the 1997 Equity Incentive Plan (the "Plan") and two predecessor plans that have been terminated as they relate to future option grants.

The Plan provides for the issuance of up to 2,000,000 Class A common shares, through the grant of both "incentive stock options" and "non statutory options" to purchase Class A common shares, stock appreciation rights ("SARs"), and up to 500,000 shares of restricted stock. In addition, options previously issued under predecessor plans that as a result of forfeiture to the Company become subject to re–issuance shall be re-issued and administered pursuant to the Plan. As of April 30, 2003, options for the purchase of 226,716 Class A common shares remained available for grant under the Plan and options for the purchase of 3,368,549 Class A common shares, including options under the predecessor plans and the Plan, were outstanding. To date, 260,000 shares of restricted stock have been granted from the Plan. No SARs have been granted to date.

Key employees of the Company and its subsidiaries are eligible to receive grants under the Plan. An incentive option may be exercised during the lifetime of the optionee only by the optionee. At such optionee's death an option or any part thereof may only be transferable by such optionee's will or by the laws of descent and distribution. The Board or the Compensation committee of the Board is responsible for the administration of the Plan.

Options, SARs and restricted stock granted under the Plan are generally granted at the United States Dollar equivalent of the closing sales price of the Class A common shares on the day immediately preceding the grant date, as reported on the Toronto Stock Exchange.

Options to Purchase Securities From the Registrant or Subsidiaries

Gold Reserve Inc.

The following table sets forth the number of Class A common shares of Gold Reserve Inc. subject to options, which were outstanding at December 31, 2002. As a group, officers and Directors of the Company (9 persons) held 2,604,794 options to purchase Class A common shares of the Company. No warrants to purchase Class A common shares were outstanding.

Name	No. of Class A common shares subject to option	Exercise Price	Expiry date
Rockne J. Timm	486,867	$ 0.72	12/20/2005
	209,833	1.00	09/28/2004
A. Douglas Belanger	401,303	0.72	12/20/2005
	172,652	1.00	09/28/2004
James P. Geyer	199,473	0.72	12/20/2005
	84,736	1.00	09/28/2004
James H. Coleman	149,444	0.72	12/20/2005
	67,222	1.00	09/28/2004
Patrick D. McChesney	108,974	0.72	12/20/2005
	33,411	1.00	09/28/2004
Chris D. Mikkelsen	76,519	0.72	12/20/2005
	30,759	1.00	09/28/2004
Jean Charles Potvin	118,741	0.72	12/20/2005
	51,871	1.00	09/28/2004
Mary E. Smith	77,578	0.72	12/20/2005
	28,789	1.00	09/28/2004
Robert A. McGuinness	214,415	0.72	12/20/2005
	92,207	1.00	09/28/2004

Subsidiaries

Great Basin Energies, Inc. and MGC Ventures, Inc., subsidiaries of the Company, have a total 1,410,000 and 1,370,000 options to purchase common shares outstanding, respectively. As a group, officers and Directors of the Company (9 persons) held 1,240,000 and 1,210,000 options to purchase common shares of Great Basin Energies, Inc. and MGC Ventures, Inc., respectively. These options were granted in 1998, are exercisable at $0.03 per share and expire in 2005. No warrants to purchase such common shares were outstanding.

Re-pricing of Certain Options Granted to Directors and Officers of the Company in 2001

The following table sets forth certain re-pricing information with respect to options held by Named Executive Officers and Directors of the Company. The re-pricing of these options was approved by the Board on December 20, 2000 and by the Shareholders on June 8, 2001. Under the re-pricing program, Named Executive Officers, Directors and other employees were permitted to exchange certain options with exercise prices in excess of $0.72. The market price at the date of re-pricing was $0.47 and the new exercise price of the subject options was set at 150 percent of the market value or $0.72 per share. In addition, the vesting schedules of all the re-priced stock options held by Named Executive Officers, Directors and other employees were modified as follows: fifty-percent of all re-priced stock options, which were vested prior to the date of the re-pricing, were no longer vested, or immediately exercisable, but vested 12 months from the date the re-pricing was approved by the Board. No additional options were granted during the year.

Name	Securities Under Options/ SARs Re-priced Or Amended (#)	Exercise Price at Time of Re-pricing or Amendment ($/Security)	Length of Original Option Term Remaining at Date of Re-pricing or Amendment
Rockne J. Timm	27,200	1.13	1.7 years
	40,000	1.50	3.1 years
	50,000	2.59	2.2 years
	125,000	3.25	2.3 years
	244,667	3.75	2.2 years
A. Douglas Belanger	26,000	1.13	1.7 years
	30,000	1.50	3.1 years
	65,000	2.59	2.2 years
	50,000	3.25	2.3 years
	230,303	3.75	2.2 years
James P. Geyer	30,000	1.50	3.1 years
	64,209	2.59	2.2 years
	5,000	2.88	7.0 years
	100,264	3.75	2.2 years
James H. Coleman	15,000	1.28	3.1 years
	134,444	3.75	2.2 years
Patrick D. McChesney	27,152	1.13	1.7 years
	15,000	1.28	3.1 years
	17,278	2.59	2.2 years
	49,544	3.75	2.2 years
Chris D. Mikkelsen	15,000	1.28	3.1 years
	17,278	2.59	2.2 years
	44,241	3.75	2.2 years
Jean Charles Potvin	15,000	1.28	3.1 years
	17,278	2.59	2.2 years
	89,463	3.75	2.2 years
Robert A. McGuinness	30,000	1.50	3.1 years
	68,417	2.59	2.2 years
	115,998	3.75	2.2 years
Mary E. Smith	20,000	1.50	3.1 years
	34,367	2.59	2.2 years
	1,000	2.88	7.0 years
	22,211	3.75	2.2 years

KSOP Plan

The Company also maintains a KSOP Plan for the benefit of eligible employees of the Company. The KSOP Plan consists of two components– a salary reduction component (401(k)) and stock ownership component (ESOP) and is available to all eligible employees of the Company who have been employed for a period in excess of one year and who have worked at least 1,000 hours during the year in which any allocation is to be made.

Contributions to the 401(k) component of the KSOP Plan are limited in each year to the total amount of salary reduction the employee elects to defer during the year, which is limited in 2003 to $12,000 ($14,000 limit for participants who are 50 or more years of age, or who turn 50 during 2003), special contributions by the Company equal to a percentage of the employee's compensation during the year, and discretionary contributions by the Company determined in each year by the Company. Employer allocations are made in the form of Class A common shares.

Total employer and employee annual contributions to an employee participating in both the 401(k) and ESOP components of the KSOP Plan are limited (in 2003) to a maximum of $40,000 ($42,000 limit for participants who are 50 or more years of age or who turn 50 during 2003). The annual dollar limit is an aggregate limit, which applies to all contributions made under this plan or any other cash or deferral arrangements. For Plan year 2003 the Company has adopted a "Safe Harbor" contribution of 3% of eligible compensation.

Distributions from the KSOP Plan are not permitted before the participating employee reaches the age of 59, except in the case of death, disability, termination of employment by the Company or financial hardship. The employee stock ownership component of the KSOP Plan is qualified under Sections 421 and 423 of the U.S. Internal Revenue Code of 1986, as amended.

The Company allocated contributions to eligible KSOP Plan participants for plan years 2002, 2001, and 2000 of $153,003, $133,304, and $224,120, respectively. See footnote 2 of Executive Compensation.

Change of Control Agreements

The Company has entered agreements with each of the Named Executive Officers and other employees in order to induce them to remain employed by the Company in the event of a change of control. A change of control generally means the acquisition, directly or indirectly, of shares of the Company which is equal to or greater than 25% of the total issued and outstanding voting shares of the Company; a change in the majority of the Board of Directors without the approval of Company; or a determination otherwise by the Board of Directors that there has been an effective change of control of the Company. In the event of a change in control, the Company has agreed with each of such Named Executive Officers to, among other things, continue their employment and, if their employment is terminated within seven months following the change in control (other than for cause, disability, retirement or death) or if the Named Executive Officer terminates his employment for good reason (generally defined as: change in duties, change in base salary, relocation of place of employment greater than 50 miles, failure to provide employment or the employee provides the Company with written notice of election to treat the employment as terminated not before the first day of the seventh (7th) month following a change of control) at any time within seven months following the change of control, such individual will be entitled to receive in a lump-sum, among other things, two times his annual salary and KSOP contributions, an amount equal to all bonuses received during the twelve months prior to the change of control, maintenance of health and insurance benefits for a period of 36 months and the buy-out of the cash value of any unexercised stock options if elected by the employee.

BOARD PRACTICES

Based upon the recommendations of a report dated December 1994 (the "Report") by the TSE Committee on Corporate Governance in Canada, the TSE adopted a by-law requiring corporations listed on the TSE to disclose their approach to corporate governance. The Board believes that the Company's general approach, as summarized below, is substantially consistent with objectives reflected in the Report.

Mandate and Duties of the Board. The Board has ultimate responsibility for supervising the conduct of the Company's affairs and the management of its business. The principal objective of the Board is to protect and enhance Shareholder value over the long term. Although the Board has delegated to management responsibility for the day-to-day operations of the Company, the Board has ultimate responsibility for the stewardship of the Company.

The Board's duties include overseeing strategic planning, reviewing and assessing principal risks to the Company's business and approving risk management strategies, supervising and evaluating management, authorizing significant expenditures, ensuring timely and effective communication with Shareholders, and overseeing the Company's internal controls and information systems.

The Board's duties also include planning and monitoring activities of senior management. In considering and making appointments of senior management, the Board considers it appropriate, where relevant, to address succession and planning issues. In appointing senior management, the Board considers as a necessary requirement of such appointments that such personnel be qualified to carry out the duties and responsibilities relating to the appointed positions and thus, apart from monitoring, assessing and providing feedback to senior management, the Board does not consider it necessary to engage in specifically training senior management.

The Board met in person once and held several meetings by phone during 2002. Various matters were considered and approved by written resolution during the year.

Board Composition. The Report's Guidelines recommend that a majority of the Directors of the Company be "unrelated" Directors. An "unrelated" Director is a Director who is independent of management and is free from any interest and any business or other relationship, which could, or could reasonably be perceived, to materially interfere with a Director's ability to act with a view to the best interests of the corporation, other than the interests and relationships arising from shareholding. The Company's Board presently consists of seven members. The Board considers that four members are "unrelated" Directors as defined in the Report's Guidelines. The remaining three members are currently executive officers of the Company. For the purposes of this discussion, a "related" Director is a Director who is not an unrelated Director. All Directors presently serve until the next annual meeting of the Company's Shareholders or until their successors are elected and have qualified.

The Board currently believes that seven Directors and the current composition of the Board represent an appropriate board size for the Company, having regard to the size and activities of the Company. The current composition of the Board provides, in the Board's view, an appropriate representation of senior management and outside Directors.

Board Compensation. The Board reviews from time to time the compensation paid to the Directors in order to ensure that Directors are being adequately compensated for the duties performed and the obligations assumed by the Directors.

Board Committees. The Board has delegated some of its authority to three committees of the Board. These are the Executive Committee, the Compensation Committee and the Audit Committee. The Board does not maintain a nominating committee or an orientation and education program for new Directors as suggested by the Report or a committee to deal with corporate governance matters generally. Decisions regarding recruitment of new Directors, assessment of current Directors, succession planning and other corporate governance matters are made by the full Board. The Board is of the view that, given the size of the Company and the fact that a majority of the Board members are independent of management, these matters can be appropriately dealt with by the full Board. During 2002, all of the Directors attended, in person or by phone, 92% of the meetings of the Board and Committees on which they served.

The Executive Committee, which is comprised of Rockne J. Timm (Chair), A. Douglas Belanger and James H. Coleman, meets in person or by phone on a regular basis. The Executive Committee supervises the business affairs of the Company between Board meetings, except for those matters assigned to the Compensation and Audit Committees. The Executive Committee is composed of one unrelated Director (Mr. Coleman) and two related Directors (Messrs. Timm and Belanger).

The Compensation Committee, which met two times during 2002, in person and by phone, consists of Chris D. Mikkelsen (Chair) and Jean Charles Potvin, both of who are unrelated Directors. The Compensation Committee has responsibility with respect to approving and advising the full Board on compensation matters involving officers of the Company as well as approving allocations to the KSOP Plan.

The Audit Committee, which met four times during 2002, in person and by phone, consists of James H. Coleman (Chair), Patrick D. McChesney and Chris D. Mikkelsen, all of who are unrelated Directors. The Audit Committee recommends to the Board a firm of independent certified public accountants to audit the annual financial statements, discusses with the auditors and approves in advance the scope of the audit, reviews with the independent auditors the financial statements and their audit report, reviews management's administration of the system of internal accounting controls, and reviews the Company's procedures relating to business ethics. The Board has delegated review of the quarterly financial statements to the Audit Committee prior to filing with regulatory agencies. The Audit Committee reports to the Board on its activities and findings.

Independence From Management. It is the Board's view that the Board operates and functions independently of management as required. Although the President and Chief Executive Officer of the Company also serves as Chairman of the Board, the Board is of the view that this does not impair the Board's ability to act independently of management. The Board's independence from management is principally derived from the fact that four out of the seven Board members are unrelated and not employees of the Company.

Shareholder Communication. The Company communicates regularly with its Shareholders through annual and quarterly reports, as well as news releases, regulatory filings and the Company's website. In addition, the executive officers of the Company are responsible for addressing day-to-day Shareholder inquiries and other Shareholder communication issues.

Expectations of Management. The Board has delegated to the President and Chief Executive Officer, and other executives, responsibility for day-to-day management of the business and affairs of the Company, subject to compliance with directives and objectives established by the Board from time to time. The Board relies on management to provide the Board on a timely basis with information required by the Board to perform its duties.

Outside Advisors. The Company does not have in place any specific procedures pursuant to which an individual Director may engage the services of an outside advisor at the expense of the Company. Any requests for the services of an outside advisor at the expense of the Company would be considered on a case by case basis by the Board.

Share Ownership by Directors and Management

The following table sets forth the share ownership in the Company by Directors and officers as of April 30, 2003.

Name	Number of Common Shares Beneficially Owned [1]	Percent Ownership
Rockne J. Timm [2] [3]	1,510,415	6.3%
A. Douglas Belanger [2] [3]	1,385,301	5.7%
James P. Geyer	456,631	1.9%
James H. Coleman [2] [3]	264,000	1.1%
Patrick D. McChesney [2] [3]	232,262	0.9%
Chris D. Mikkelsen [2] [3] [4]	289,500	1.2%
Jean Charles Potvin	217,434	0.9%
Mary E. Smith [2] [3]	180,380	0.7%
Robert A. McGuinness [2] [3]	478,368	2.0%

(1) Includes for each individual shares issuable pursuant to presently exercisable options for Class A common shares as of February 28, 2003 or options exercisable within 60 days of February 28, 2003 as follows: Mr. Timm, 696,700; Mr. Belanger, 573,955; Mr. Geyer, 284,209; Mr. Coleman, 216,666; Mr. McChesney, 142,385; Mr. Mikkelsen, 107,278; Mr. Potvin, 170,612; Ms. Smith 106,367 and Mr. McGuinness 306,622.

(2) Mr. Timm, Mr. Belanger, Mr. Coleman, Mr. Mikkelsen, Mr. McChesney, Ms. Smith and Mr. McGuinness are Directors and/or officers of Great Basin Energies, Inc., which owns the equivalent of 516,720 Class A common shares, or 2.1% of the outstanding common shares of the Company. The foregoing individuals own 6.8%, 4.0%, 1.7%, 0.9%, 1.0%, 0.0%, and 0.6%, respectively, of the outstanding common shares of Great Basin Energies, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in Great Basin Energies, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the common shares owned by Great Basin Energies, Inc.

(3) Mr. Timm, Mr. Belanger, Mr. McChesney, Mr. Coleman, Mr. Mikkelsen, Ms. Smith and Mr. McGuinness are Directors and/or officers of MGC Ventures, Inc., which owns the equivalent of 276,642 Class A common shares, or 1.2% of the outstanding common shares of the Company. The foregoing individuals own 6.6%, 6.4%, 2.1%, 2.8%, 1.4%, 0.1%, and 0.9%, respectively, of the outstanding common shares of MGC Ventures, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in MGC Ventures, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the common shares owned by MGC Ventures, Inc.

(4) Excludes 114,552 Class A common shares of which Mr. Mikkelsen is trustee for the benefit of members of Mr. Timm's family. Mr. Mikkelsen disclaims any beneficial ownership of the 114,552 Class A common shares.

Number of Employees

As of April 30, 2003, the Company employed 8 full and part-time employees in its Spokane, Washington, office and approximately 30 people in Venezuela, of which approximately 20 are located at the Brisas property. Day-to-day activities of Venezuelan operations are managed from Caracas and Puerto Ordaz.

Item 7. Major Shareholders and Related Party Transactions

CONTROL OF REGISTRANT

We are not directly or indirectly owned or controlled by another corporation or by any foreign government. No company or government beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 5% of the voting rights attached to the Company's issued Class A Common shares as of the date of this report. Directors and the Named Executives Officers as a group own 5,014,291 shares (including 2,604,794 shares subject to options exercisable within 60 days), or18.15% of the total shares issued. We have no knowledge of any arrangements that may, at a subsequent date, result in a change in our control.

RELATED PARTY TRANSACTIONS

Interest of Management in Certain Transactions

The Directors, officers and principal shareholders of the Company and associates, affiliates and close family members of the foregoing have had no material interest, direct or indirect, in any transaction in which the Company has participated during the last fiscal year. The following table sets forth maximum indebtedness to the Company of each Director and Named Executive Officer during the last fiscal year and the amount outstanding at April 30, 2003:

Name and Principal Position	Involvement of issuer or subsidiary	[1]Largest amount outstanding during 2002	Amount outstanding at April 30, 2003
Rockne J. Timm– President, Chief Executive Officer and Director	Lender	$23,500	$23,500
James P. Geyer–Senior Vice President and Director	Lender	18,200	18,200
Robert A. McGuinness–Vice President–Finance and Chief Financial Officer	Lender	[2] 62,500	62,500

1) The indebtedness represents amounts loaned in 1998 to these individuals by the Company to pay income taxes related to restricted stock grant transactions. The Company holds promissory notes for each amount loaned at an interest rate of 4.57%. and are due in full in 2005.
2) Includes an outstanding 1996 loan of $50,000, bearing interest at 5.2%, secured by a residential second mortgage and is due in 2005.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors, officers of the Company, nor any person or corporation owning more than 10% or any class of voting securities of the Company, nor any associates or affiliate of any of them, had or has any material interest in any transaction since the commencement of the Company's last financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Item 8. Financial Information

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, please refer to note 11 to the consolidated financial statements, included elsewhere in this annual report. A consolidated balance sheet is presented for fiscal 2002 and 2001 along with consolidated statements of operations, cashflow and changes in shareholders' equity, which are presented for fiscal 2002, 2001 and 2000. Reference is made to Item 17 for detailed financial information.

LEGAL PROCEEDINGS

We are unaware of any legal proceedings, either threatened or pending, to which the Company is or is likely to be a party, or of which any of its properties or assets is or is likely to be the subject, that are material to the business and affairs of the Company.

SIGNIFICANT CHANGES

No significant changes have occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

OFFER AND LISTING DETAILS

The Class A common shares of Gold Reserve Inc. are listed on The Toronto Stock Exchange ("TSE") under the symbol "GLR.A" and traded on the U.S. Over-the-Counter Market ("OTC") under the symbol "GLDR." Neither the equity units nor the underlying securities are listed for trading on any exchange.

Last Six Months	TSE			OTC		
	High	Low		High	Low	
	Canadian Dollars			*U.S. Dollars*		
April	$2.43	$2.10		$1.64	$1.41	
March	2.83	2.22		1.91	1.54	
February	2.94	2.25		2.00	1.44	
January	2.15	1.77		1.40	1.16	
December	2.06	1.37		1.36	0.91	
November	1.58	1.31		1.01	0.88	

Last Nine Quarters	TSE			OTC		
	2003			*2003*		
	High	Low		High	Low	
First Quarter	$2.94	$1.77		$2.00	$1.16	

	2002		*2001*		*2002*		*2001*	
	High	Low	High	Low	High	Low	High	Low
	Canadian Dollars				*U.S. Dollars*			
Fourth Quarter	$2.06	$1.31	$1.50	$1.05	$1.36	$0.88	$1.00	$0.72
Third Quarter	3.10	1.65	1.70	1.20	2.00	1.07	1.12	0.76
Second Quarter	3.31	1.45	1.85	0.75	2.24	0.91	1.22	0.55
First Quarter	1.86	1.06	1.10	0.68	1.10	0.71	0.81	0.44

Last Five Years	TSE			OTC		
	High	Low		High	Low	
	Canadian Dollars			*U.S. Dollars*		
2002	$3.31	$1.06		$2.24	$0.71	
2001	1.85	0.68		1.22	0.44	
2000	1.46	0.67		1.25	0.41	
1999	2.32	1.02		1.56	0.72	
1998	5.40	1.38		3.75	0.88	

On April 30, 2003, the closing price for a Class A common share of the Company was Cdn $2.10 per share on the TSE and US $1.48 per share on the OTC. As of April 30, 2003, there were a total of 22,996,158 Class A common shares issued and 1,289,980 Class B common shares issued.

The number of holders of Class A and Class B common shares of record on April 30, 2003 was approximately 1,200. Based on recent mailings to shareholders, the Company believes its common shares are owned beneficially by approximately 8,000 shareholders. An estimated 75% of the Company's shareholders are Canadian residents who own approximately 60% of the Company's outstanding shares, with the remaining outstanding shares owned primarily by U.S. residents.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Information under this heading is included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein. All documents may be examined at the Company's executive offices located at 926 West Sprague Avenue, Suite 200, Spokane, WA 99201, USA.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no Canadian laws that restrict the export or import of capital, including foreign exchange controls, or that affect the payment of dividends to non-resident holders, except as described below under the heading "Taxation".

Presently, the Company does not carry on any significant business in Canada. If, however, in the future the Company carries on a Canadian business, as defined in the Investment Canada Act, an acquisition of control of the Company by non-Canadians will be subject to the Investment Canada Act. The Investment Canada Act provides, among other things, that any non-Canadian, as defined in the Investment Canada Act, proposing to acquire control of a Canadian business through the acquisition of voting shares or the acquisition of all or substantially all the assets of the Canadian business must give notice in the prescribed form to Investment Canada, an agency of the Canadian government, and may be required to obtain approval from Investment Canada prior to implementation of such acquisition. The term "non-Canadian" is defined in the Investment Canada Act to include an individual who is neither a citizen nor a permanent resident of Canada, a foreign government or any corporation or other entity that is not Canadian-controlled.

The Investment Canada Act deems that the acquisition of a majority of the voting shares of a corporation by a non-Canadian constitutes acquisition of control of such corporation. The acquisition of one-third or more (but less than a majority) of the voting shares of a corporation by a non-Canadian is presumed to be an acquisition of control of the corporation unless it can be established that the acquirer does not in fact control the corporation through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control of the corporation. If an acquisition of control of a corporation is made in contravention of the Investment Canada Act, a court of competent jurisdiction may make any order it thinks fit, including requiring the acquirer to divest its shares of the corporation.

Except as described above, statutes in Canada and the Yukon Territory and the charter documents of the Company do not restrict the right of non-resident or foreign owners to hold or vote common shares of the Company.

The Company maintains a Shareholder Rights Plan, which is intended to give adequate time for shareholders of the Company to properly assess the merits of a take-over bid without pressure and to allow competing bids to emerge. The Plan is designed to give the board of directors time to consider alternatives to allow shareholders to receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company's outstanding shares without complying with the "permitted bid" provisions of the Shareholder Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase common shares of the Company at a 50% discount to the market price at the time. Management expects to submit a proposal to shareholders to reaffirm and extend the term of the Rights Plan to June 30, 2006 at the next annual meeting.

TAXATION

Canadian Federal Income Tax Considerations

The following is a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Canadian Act") generally applicable to holders of Class A and Class B common shares (together, the "common shares") who, for purposes of the Canadian Act and the Canada-United States Income Tax Convention (the "Treaty"), as applicable, and at all relevant times: (i) hold common shares as capital property; (ii) are not resident in Canada or deemed to be resident in Canada in any taxation year in which they own common shares; (iii) do not and will not have a fixed base or permanent establishment in Canada; (iv) do not use and are not deemed to use common shares in carrying on a business in Canada; and (v) do not hold the common shares as "designated insurance property" for the purposes of the Canadian Act (the "Holders"). This summary is not applicable to holders of common shares that are "financial institutions", as such term is defined for the purposes of the mark to market rules under the Canadian Act.

Disposition of Common Shares

A Holder will not be subject to tax under the Canadian Act in respect of any capital gain realized by such Holder on a disposition or deemed disposition of common shares unless such shares constitute "taxable Canadian property" of the Holder for the purposes of the Canadian Act. Generally, the Class A common shares will not constitute taxable Canadian property of a Holder in any given taxation year in which such Holder owned the shares provided that (a) the Class A common shares are listed on a prescribed stock exchange within the meaning of the regulations under the Canadian Act (b) such Holder has not at any time during the five year period immediately preceding the disposition owned (or had a right to acquire), alone or together with persons with whom such Holder does not deal at arm's length, 25% or more of the issued shares of any class or series of the capital stock of the Company; and (c) Class A common shares were not received on a conversion of Class B common shares. As of April 30, 2003, the Class A common shares are listed on The Toronto Stock Exchange, which is a prescribed stock exchange for purposes of the regulations under the Canadian Act. The Class B common shares are currently taxable Canadian property. Even if common shares owned by a Holder constitute taxable Canadian property of the Holder, the Treaty provides that Canadian income tax will not be applicable to a disposition of common shares by a Holder that is a resident of the United States for the purposes of the Treaty, provided that the value of the common shares is not derived principally from real property situated in Canada (as defined in the Treaty). The Company believes the value of its common shares is not at present derived principally from real property situated in Canada for these purposes. Provided that the Class A common shares are listed on a prescribed stock exchange, there are no clearance certificate requirements imposed by the Canadian Act on a Holder in respect of a disposition of Class A common shares.

Dividends

Dividends paid or credited on common shares owned by a Holder are subject to Canadian withholding tax that is levied at a basic rate of 25%, subject to reduction under any applicable tax treaty. For a Holder that is a resident of the United States for the purposes of the Treaty, the Canadian withholding tax rate is reduced under the provisions of the Treaty to 15% generally and is further reduced to 5% if the Holder is a company that owns at least 10% of the voting stock of the Company. Under the Treaty, dividends paid to certain religious, scientific, charitable and other tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian withholding tax.

U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of the Company's common shares. This summary does not address tax treatment under applicable state, local, foreign or other tax laws and generally does not take account of rules that may apply to U.S. Holders that are subject to special treatment, including, without limitation: (1) insurance companies, dealers in securities, certain retirement plans, financial institutions, tax exempt organizations or holders of securities held as part of a "straddle," "hedge" or "conversion transaction" with other investments and taxpayers whose functional currency is not the United States dollar or (2) shareholders owning directly, indirectly or by attribution, 10% or more of the Company's common shares.

For purposes of this discussion, a "U.S. Holder" is any shareholder that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantive decisions of such trust. A "Non-U.S. Holder" is any shareholder other than a U.S. Holder. The discussion below assumes that the Company's common shares are held as a capital asset.

United States Federal Income Taxation of Dividends for U.S. Holders.

For U.S. federal income tax purposes, the gross amount of dividends paid by the Company to U.S. Holders will be treated as foreign source dividend income to the extent paid out of current or accumulated earnings and profits. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporate shareholders on dividends from U.S. domestic corporations. To the extent that an amount received by a U.S. Holder exceeds the allocable share of current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in its shares and then, to the extent in excess of such U.S. Holder's tax basis, such excess will constitute gain from a deemed sale or exchange of such shares. For U.S. foreign tax credit purposes, dividends on the shares will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income." U.S. Holders may elect annually to either deduct Canadian withholding taxes against their income or to credit the withholding taxes against their U.S. tax liability, subject to U.S. foreign tax credit limitation rules.

Classification of the Company as a Controlled Foreign Corporation

Under Section 951(a) of the Code, each "United States shareholder" of a "controlled foreign corporation" ("CFC") must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. In addition, gain on the sale of stock in a CFC realized by a United States shareholder is treated as ordinary income to the extent of such shareholder's proportionate share of the CFC's undistributed earnings and profits accumulated during such shareholder's holding period for the stock. Section 951(b) of the Code defines a United States shareholder ("U.S. Shareholder") as any U.S. corporation, citizen, resident or other U.S. person who owns (directly or through certain deemed ownership rules) 10% or more of the total combined voting power of all classes of stock of a foreign corporation. In general, a foreign corporation is treated as a CFC only if such U.S. Shareholders collectively own more than 50% of the total combined voting power or total value of the corporation's stock. Under these rules the Company does not expect to be a CFC. If the Company is treated as a CFC, the Company's status as a CFC should have no adverse effect on any shareholder of the Company that is not a U.S. Shareholder.

Passive Foreign Investment Company Status

Sections 1291 through 1298 of the Code contain special rules applicable with respect to foreign corporations that are "passive foreign investment companies" ("PFICs"). A company will be considered a PFIC if 75% or more of its gross income (including a pro rata share of the gross income of any company (United States or foreign) in which the Company is considered to own 25% or more of the shares by value) in a taxable year is passive income. Alternatively, a company will be considered to be a PFIC if at least 50% of the assets (averaged over the four quarter ends for the year) of the Company (including a pro rata share of the assets of any company of which the Company is considered to own 25% or more of the shares by value) in a taxable year are held for the production of, or produce, passive income.

For the year ended December 31, 2002, the Company was considered a PFIC because it met the income test noted above. As a consequence, each shareholder who is a U.S. Holder, in the absence of an election by such holder to treat the Company as a "qualified electing fund" (a "QEF" election), as discussed below, will, upon certain distributions by the Company or upon disposition of the Company common shares at a gain, be liable to pay tax at the highest tax rate on ordinary income in effect for each period to which the income is allocated plus interest on the tax, as if the distribution or gain had been recognized ratably over the U.S. Holder holding period for the Company's common shares while the Company was a PFIC. Additionally, U.S. Holders who acquired the Company's common shares from decedents who failed to make a QEF election will generally be denied the normally available step-up of the income tax basis for such shares to fair market value at the date of death and, instead, would have a tax basis equal to the decedent's basis, if lower.

U.S. Holder who own common shares during a period when the Company is a PFIC will be subject to the foregoing PFIC rules, even if the Company ceases to be a PFIC, unless they make a QEF election in the first year they held the shares and the Company was considered a PFIC.

If a U.S. Holder makes a QEF election for the first taxable year that common shares of the Company were held, distributions and gain will not be taxed as if recognized ratably over the holder's holding period or subject to an interest charge in the case of a PFIC. Any future gain on the sales of the Company's shares will be characterized as capital gain and the denial of basis step-up at death described above will also not apply.

Instead, a U.S. Holder who makes a QEF election will for each taxable year the Company qualifies as a PFIC include in income a pro rata share of the ordinary earnings of the Company as ordinary income and a pro rata share of any net capital gain of the Company as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The Company, at the request of a U.S. Holder electing to have the Company treated as a QEF, will comply with the applicable information reporting requirements.

A U.S. Holder who makes a QEF election for the year in which the Company first becomes a PFIC (and complies with certain U.S. federal income tax reporting requirements) should not have any material adverse U.S. federal income tax consequences because the Company had no ordinary earnings or net capital gains during the year ended December 31, 2002. In addition, the Company believes that it will not have any ordinary earnings or net capital gains in future years in which it may be deemed a PFIC. However, no assurance can be given as to this expectation. U.S. Holders are urged to consult their tax advisors concerning the application of the U.S. federal income tax rules governing PFICs in their particular circumstances.

For taxable years beginning after 1997, a U.S. Holder of certain publicly traded PFIC stock can elect to mark the stock to market, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the holder's fair market value of the PFIC stock and the adjusted basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Company does not enter into any hedging transactions or hold any derivative instruments. The carrying amounts for cash and cash equivalents, marketable securities, deposits, advances and other, accrued interest and accounts payable and accrued expenses on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. In order to limit its market risk, the Company diversifies its cash and investment holdings into U.S. treasury and agency obligations and major financial institutions and corporations. The fair value of investments in marketable securities are disclosed in Note 2 to the Consolidated Financial Statements.

Item 12. Description of Securities Other Than Equity Securities - Not applicable

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies - None

Item 14. Material Modifications to Rights of Security Holders and Use of Proceeds – None

Item 15. Controls and Procedures

!The chief executive officer and chief financial officer of the Company, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in US Exchange Act Rule 13a - 14 (c)) within 90 days of the date of this report, have concluded that, as of such date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the company particularly during the period in which this annual report and accounts was being prepared.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date the chief executive officer and vice president–finance completed their evaluation, nor were there any significant deficiencies or material weaknesses in internal control requiring corrective actions.

Item 16. Not Applicable

PART III

Item 17. Financial Statements

MANAGEMENT'S REPORT

To the Shareholders of Gold Reserve Inc.

The accompanying consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee, which is composed of three directors, none of whom are members of management. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the annual consolidated financial statements of the Company. The Audit Committee also meets with the independent auditors to discuss the results of their audit, their review of internal accounting controls and their audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, PricewaterhouseCoopers LLP. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements. The auditors have full and free access to the Audit Committee.

s/ Rockne J. Timm
  President and CEO
  April 30, 2003

s/ Robert A. McGuinness
  Vice President–Finance and CFO
  April 30, 2003

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Gold Reserve Inc.

We have audited the consolidated balance sheets of Gold Reserve Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations, cash flows and changes in shareholders' equity for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, B.C.
February 14, 2003

GOLD RESERVE INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001
(Expressed in U.S. Dollars)

	2002	2001
ASSETS		
Cash and cash equivalents	$ 1,584,632	$ 5,764,665
Marketable securities	10,945,768	9,006,362
Deposits, advances and other	348,798	350,995
Accrued interest	148,893	52,524
Total current assets	13,028,091	15,174,546
Property, plant and equipment, net	46,144,396	46,197,434
Marketable securities		2,500
Other	670,036	1,178,134
Total assets	$ 59,842,523	$ 62,552,614
LIABILITIES		
Accounts payable and accrued expenses	$ 350,261	$ 320,782
Minority interest in consolidated subsidiaries	1,080,241	1,062,852
Total liabilities	1,430,502	1,383,634
Commitments		
SHAREHOLDERS' EQUITY		
Serial preferred stock, without par value		
Authorized: Unlimited		
Issued: None		
Common shares and Equity Units:	102,498,071	102,265,911
Class A common shares, without par value		
Authorized: Unlimited		
Issued: 2002… 22,996,158 2001... 22,655,122		
Outstanding: 2002… 22,702,071 2001... 22,361,035		
Equity Units		
Issued: 2002… 1,289,980 2001… 1,313,016		
Outstanding: 2002… 790,705 2001… 813,741		
Less, common shares and equity units held by affiliates	(674,598)	(674,598)
Accumulated deficit	(43,346,668)	(40,338,546)
KSOP debt	(64,784)	(83,787)
Total shareholders' equity	58,412,021	61,168,980
Total liabilities and shareholders' equity	$ 59,842,523	$ 62,552,614

The accompanying notes are an integral part of the consolidated financial statements.

Expressed in U.S. Dollars

Approved by the Board of Directors:

    s/ Chris D. Mikkelsen   s/ Patrick D. McChesney

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Other Income:			
Interest income	$ 676,550	$ 837,048	$ 1,167,576
Gain (loss) on sale of marketable securities	26,450	362,858	(283,507)
	703,000	1,199,906	884,069
Expenses:			
General and administrative	1,329,920	1,205,729	1,321,044
Technical services	1,478,756	349,278	418,938
Corporate communications	279,093	279,628	229,796
Legal and accounting	173,472	93,341	72,036
Foreign currency loss	418,258	97,297	95,922
Interest			12,971
Minority interest in net income of consolidated subsidiaries	31,623	25,839	44,426
	3,711,122	2,051,112	2,195,133
Net loss	$ (3,008,122)	$ (851,206)	$ (1,311,064)
Net loss per share–basic and diluted	$ (0.13)	$ (0.04)	$ (0.06)
Weighted average common shares outstanding	23,316,423	22,986,958	22,790,235

The accompanying notes are an integral part of the consolidated financial statements.

Expressed in U.S. Dollars

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2002, 2001 and 2000

	Common Shares and Equity Units Issued			Accumulated Deficit	Common Shares and Equity Units Held by Affiliates
	Common Shares	Equity Units	Amount		
Balance, December 31, 1999	21,987,672	1,584,966	102,067,298	(38,176,276)	(674,598)
Equity units exchanged for common shares	138,570	(138,570)			
Net loss				(1,311,064)	
Common shares issued	70,000		38,688		
Balance, December 31, 2000	22,196,242	1,446,396	102,105,986	(39,487,340)	(674,598)
Equity units exchanged for common shares	133,380	(133,380)			
Net loss				(851,206)	
Common shares issued	325,500		159,925		
Balance, December 31, 2001	22,655,122	1,313,016	102,265,911	(40,338,546)	(674,598)
Equity units exchanged for common shares	23,036	(23,036)			
Net loss				(3,008,122)	
Common shares issued	318,000		232,160		
Balance, December 31, 2002	22,996,158	1,289,980	$ 102,498,071	$ (43,346,668)	$ (674,598)

The accompanying notes are an integral part of the consolidated financial statements.

Expressed in U.S. Dollars

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash Flow from Operating Activities:			
Net loss	$ (3,008,122)	$ (851,206)	$ (1,311,064)
Adjustments to reconcile net loss to net			
cash used by operating activities:			
Depreciation	58,527	43,534	46,426
Amortization of premium (discount)			
on corporate debt securities	107,930	25,777	(32,536)
Foreign currency loss	418,258	97,297	95,922
Minority interest in net income of			
consolidated subsidiaries	31,623	25,839	44,426
Net (gain) loss on disposition of marketable securities	(26,450)	(362,858)	283,507
Shares issued for compensation and KSOP	238,203	141,962	(59,171)
Changes in non-cash working capital:			
(Increase) decrease in deposits, advances and accrued interest	(94,172)	19,571	95,476
Increase (decrease) in accounts payable and accrued expenses	29,479	(14,321)	14,889
Net cash used by operating activities	(2,244,724)	(874,405)	(822,125)
Cash Flow from Investing Activities:			
Purchase of marketable securities	(11,461,632)	(8,335,886)	(4,958,408)
Purchase of property, plant and equipment	(5,489)	(1,420,896)	(1,657,902)
Proceeds from the sale and maturity of marketable securities	9,443,246	6,228,289	13,107,312
Other	75,606	55,167	61,713
Net cash provided (used) by investing activities	(1,948,269)	(3,473,326)	6,552,715
Cash Flow from Financing Activities:			
Proceeds from issuance of common shares	12,960	4,285	
Net cash provided by financing activities	12,960	4,285	
Change in Cash and Cash Equivalents:			
Net increase (decrease) in cash and cash equivalents	(4,180,033)	(4,343,446)	5,730,590
Cash and cash equivalents - beginning of year	5,764,665	10,108,111	4,377,521
Cash and cash equivalents - end of year	$ 1,584,632	$ 5,764,665	$ 10,108,111
Supplemental Cash Flow Information			
Cash paid during the year for:			
Interest		$	$ 12,971
Non-cash investing and financing activities:			
Issuance of common shares as compensation	$ 85,200	$ 15,000	$ 38,688
Issuance of common shares to KSOP Plan	$ 134,000	$ 140,640	

The accompanying notes are an integral part of the consolidated financial statements.

Expressed in U.S. Dollars

1.   The Company and Significant Accounting Policies:

The Company. Gold Reserve Inc. (the "Company") is a mining company incorporated in 1998 under the laws of the Yukon Territory, Canada, and is the successor issuer to Gold Reserve Corporation. The Company's primary mining asset, the Brisas property, is a gold and copper deposit located in the KM 88 mining district of the State of Bolivar in southeastern Venezuela. The Company has no revenue producing mining operations at this time. All amounts shown herein are expressed in US Dollars unless otherwise noted.

In February 1999, the shareholders of Gold Reserve Corporation approved a plan of reorganization whereby Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer (the "Reorganization"). Generally, each shareholder of Gold Reserve Corporation received one Gold Reserve Inc. Class A common share for each common share owned of Gold Reserve Corporation. After the Reorganization, a shareholder of Gold Reserve Inc. continued to own an interest in the business, through subsidiary companies, that in aggregate was essentially the same as before the Reorganization.

Certain U.S. holders of Gold Reserve Corporation elected, for tax reasons, to receive equity units in lieu of Gold Reserve Inc. Class A common shares. An equity unit is comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share. The equity units are substantially equivalent to a Class A common share and are immediately convertible into Gold Reserve Inc. Class A common shares upon compliance with certain procedures. Equity units are not listed for trading on any stock exchange, but, subject to compliance with applicable federal, provincial and state securities laws, may be transferred. Unless otherwise noted, general references to common shares of the Company include Class A common shares and Class B common shares as a combined group.

Presentation of Financial Statements and Consolidation. The consolidated financial statements contained herein have been prepared in accordance with accounting principles generally accepted in Canada, which as described in Note 11, differ in certain respects from accounting principles generally accepted in the United States of America.

These consolidated financial statements include the accounts of the Company, Gold Reserve Corporation, two domestic majority-owned subsidiaries, Great Basin Energies, Inc. ("Great Basin") and MGC Ventures Inc. ("MGC Ventures"), seven Venezuelan subsidiaries, and seven Aruban subsidiaries which were formed to hold the Company's interest in its foreign subsidiaries or for future transactions. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's policy is to consolidate those subsidiaries where majority control exists and control is other than temporary.

Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. At December 31, 2002 and 2001, the Company had approximately $43,000 and $40,000, respectively, in Venezuelan and offshore banks.

Marketable Securities. Equity securities are carried at the lower of cost and net realizable value. Corporate debt securities and U.S. treasuries and agency obligations are carried at amortized cost. If the market value of long-term investments is lower than the cost and the decline is judged to be other than temporary, the investment is written down to recognize the loss.

Financial Instruments. The carrying amounts for cash and cash equivalents, advances and accounts payable and accrued expenses on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. In order to limit its exposure, the Company diversifies its cash and investment holdings into U.S. treasury and agency obligations and major financial institutions and corporations. The fair values of investments in marketable securities are disclosed in Note 2.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property's economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Property, plant and equipment are recorded at the lower of cost less accumulated depreciation. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Depreciation is provided using straight-line and accelerated methods over the lesser of the useful life or lease term of the related asset. During the exploration and development phase, depreciation of mining assets is capitalized. Interest costs incurred during the construction and development of qualifying assets are capitalized.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

Foreign Currency. The U.S. Dollar is the Company's functional currency. Foreign currency amounts are translated into U.S. Dollars using the temporal method. Accordingly, non-monetary assets and liabilities are translated at historical rates, monetary assets and liabilities are translated at current rates and revenue and expense items are translated at average exchange rates for the month in which they occur, except for depreciation which is translated at historical rates. Translation gains and losses are included in operating expenses.

Stock Based Compensation. Effective January 1, 2002, the Company adopted the requirements of the new Canadian Institute of Chartered Accountants standard concerning the accounting for stock-based compensation. The Company elected not to adopt the fair value method of accounting for stock options. No compensation expense is recognized if the exercise price of the stock options at date of grant is equal to market value. Grants of stock options to non-employees and direct awards of stock to employees and non-employees must be accounted for using the fair value method of accounting. Consideration paid for shares on exercise of share options is credited to capital stock.

Income Taxes. The Company uses the liability method of accounting for income taxes. Future tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the substantive enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Measurement Uncertainty. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Substantially all of the Company's investment in property, plant and equipment represents amounts invested in the Brisas property. Management's capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs is subject to the risks and uncertainties of developing an economic reserve on the Brisas property which is based on engineering and geological estimates, future gold and copper prices, estimated plant construction and operating costs and the procurement of all necessary regulatory permits and approvals. These estimates could change in the future and this could affect the carrying value and the ultimate recoverability of the amounts recorded as property and mineral rights and capitalized exploration and development costs.

The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings require considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Net Loss Per Share. Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during each year, which has been reduced by the common shares owned by Great Basin and MGC Ventures. As of December 31, 2002, 2001 and 2000, there were 3,368,549, 3,421,950 and 3,305,471 shares, respectively, available for issuance pursuant to the exercise of previously granted share options. Effective January 1, 2001, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants, CICA 3500, whereby new rules are applied in the calculation of diluted earnings per share. The revised standard was applied on a retroactive basis and did not result in any restatement of the Company's financial statements. The effect of potential issuances of shares under options would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Comparative Financial Statements. Certain reclassifications of the 2001 and 2000 consolidated financial statement balances have been made to conform with the 2002 presentation. These reclassifications had no effect on the net loss or accumulated deficit as previously reported.

2. Marketable Securities:

	Amortized Cost/ Carrying Value	Quoted Market Value
2002		
Temporary:		
Corporate debt securities	$ 9,213,755	$ 9,267,015
Equity securities	1,732,013	1,773,197
Total	$ 10,945,768	$ 11,040,212
2001		
Temporary:		
Corporate debt securities	$ 2,533,862	$ 2,562,366
Equity securities	6,472,500	6,631,750
Total	$ 9,006,362	$ 9,194,116
Long-term:		
Equity securities	2,500	3,250
Total	$ 2,500	$ 3,250

Debt securities at December 31, 2002 yield between 3% and 11%.

3. Property, Plant and Equipment:

	Cost	Accumulated Depreciation	Net
2002			
United States			
Furniture and office equipment	$ 266,056	$ (198,239)	$ 67,817
Leasehold improvements	35,633	(27,683)	7,950
	$ 301,689	$ (225,922)	$ 75,767
Foreign			
Property and mineral rights	$ 11,252,335		$ 11,252,335
Capitalized exploration costs	34,765,993		34,765,993
Buildings	266,141	$ (224,561)	41,580
Furniture and office equipment	403,187	(394,622)	8,565
Transportation equipment	264,790	(264,790)	
Machinery and equipment	310,166	(310,010)	156
	47,262,612	(1,193,983)	46,068,629
Total	$ 47,564,301	$ (1,419,905)	$ 46,144,396
2001			
United States			
Furniture and office equipment	$ 263,322	$ (176,714)	$ 86,608
Leasehold improvements	35,633	(20,556)	15,077
	298,955	(197,270)	101,685
Foreign			
Property and mineral rights	$ 11,252,335		$ 11,252,335
Capitalized exploration costs	34,765,993		34,765,993
Buildings	266,141	$ (206,779)	59,362
Furniture and office equipment	400,432	(386,695)	13,737
Transportation equipment	264,790	(262,801)	1,989
Machinery and equipment	310,166	(307,833)	2,333
	47,259,857	(1,164,108)	46,095,749
Total	$ 47,558,812	$ (1,361,378)	$ 46,197,434

4.   KSOP Plan:

The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k), and (2) an employee share ownership component, or ESOP. Unallocated shares are recorded as a reduction to shareholders' equity. Allocation of common shares to participants' accounts is at the discretion of the Company's board of directors. The Company allocated contributions to eligible participants for the Plan years 2002, 2001 and 2000 of $153,003, $133,304 and $224,120, respectively. As of December 31, 2002, 102,739 common shares remain unallocated to plan participants.

5.   Share Option Plan:

The Company's Equity Incentive Plan (the "Plan") allows for the granting of up to 2,000,000 common share purchase options, in addition to any options issued pursuant to predecessor plans, to officers, directors and key individuals for terms of up to ten years. The vesting period of options ranges from immediately to up to three years. Share option transactions for the last three years are as follows:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	3,421,950	$ 0.81	3,305,471	$ 2.23	3,313,240	$ 2.93
Options exercised	(18,000)	0.72	(5,500)	0.78		
Options canceled	(50,901)	1.21	(128,021)	1.25	(92,769)	1.10
Options granted	15,500	1.10	250,000	0.71	85,000	0.68
Options outstanding at end of year	3,368,549	$ 0.80	3,421,950	$ 0.81	3,305,471	$ 2.23
Options exercisable at end of year	3,335,217	$0.80	3,259,784	$ 0.81	3,080,878	$ 2.26

	Price Range	Price Range	Price Range
Exercise price at end of year	$ 0.50 - $ 1.50	$ 0.50 - $ 1.50	$ 0.55 - $ 3.75
Exercise price for exercisable shares	$ 0.50 - $ 1.50	$ 0.50 - $ 1.50	$ 0.55 - $ 3.75

As of December 31, 2002, the weighted average remaining contractual life of total options outstanding was 2.6 years. The weighted average exercise price of total options outstanding and those options which were exercisable at December 31, 2002, was $0.80.

In December 2000, the Board approved a resolution amending the exercise price of certain incentive stock options previously granted under the Plan. Shareholder and regulatory approval was obtained in June 2001. Under a program, Executive Officers, Directors and other employees were permitted to exchange certain options with exercise prices in excess of $0.72. The market price at the date of re-pricing was $0.47 and the new exercise price of the subject options was set at 150 percent of the market value or $0.72 per share. In addition, the vesting schedules of all the re-priced stock options held by Executive Officers, Directors and other employees were modified as follows: fifty-percent of all re-priced stock options, which were vested prior to the date of the re-pricing, were no longer vested, or immediately exercisable, but vested 12 months from the date the re-pricing was approved by the Board.

Had the fair value method of accounting been followed in 2002 for the 15,500 stock options granted at a price of $1.10 to certain employees and directors, $12,993 would have been recorded as compensation expense. Proforma basic and diluted net loss per share would have been $0.13

6. Related Party Transactions:

MGC Ventures. The President, Executive Vice President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of MGC Ventures. At December 31, 2002 and 2001, the Company owned 23,512,074 and 23,304,174 common shares of MGC Ventures respectively, which represented 63% of its outstanding shares. MGC Ventures owned 276,642 common shares of the Company at December 31, 2002 and 2001. In addition, MGC Ventures owned 280,000 common shares of Great Basin at December 31, 2002 and 2001. The Company performs various administrative functions and sublets a portion of its office space to MGC Ventures for $6,000 per year.

Great Basin. The President, Executive Vice President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of Great Basin. At December 31, 2002 and 2001, the Company owned 24,354,521 and 24,210,636 common shares of Great Basin respectively, which represented 58% of its outstanding shares. Great Basin owned 516,720 common shares of the Company at December 31, 2002 and 2001. Great Basin also owned 170,800 common shares of MGC Ventures at December 31, 2002 and 2001. The Company performs various administrative functions and sublets a portion of its office space to Great Basin for $6,000 per year.

Legal Fees Paid to Director. One of the Company's directors also serves as Canadian legal counsel for the Company. During 2002, 2001 and 2000, the Company incurred expenses of approximately $59,000, $22,000 and $16,000, respectively, for services performed by the director and his firm, in which he is a senior partner.

Notes Receivable from Officers. As of December 31, 2002 and 2001, the Company had approximately $109,100 in notes receivable due from officers. The notes bear interest at between 4.6% and 5.2% and are due in one year.

7. Income Tax:

No income tax benefit has been recorded for the three years ended December 31, 2002. The Company's Venezuelan subsidiaries are subject to Venezuelan income tax. No income tax has been paid or accrued by the Company's subsidiaries during 2002, 2001 and 2000. The Company has recorded a valuation allowance to reflect the estimated amount of the future tax asset which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carryforwards prior to expiration. The valuation allowance for future tax assets may be reduced in the near term if the Company's estimate of future taxable income changes. The components of the future income tax assets and liabilities (excluding Venezuela) as of December 31, 2002 and 2001 were as follows:

	Future Tax Asset (Liability)	
	2002	2001
Accounts payable and accrued expenses	$ 4,483	$ 5,808
Investment income	(56,829)	(6,767)
Property, plant and equipment	8,505,089	8,504,863
Total temporary differences	8,452,743	8,503,904
Net operating loss carryforward	4,572,384	3,950,395
Capital loss	–	1,100
Alternative minimum tax credit	19,871	19,871
Total temporary differences, operating losses and tax credit carryforwards	13,044,998	12,475,270
Valuation allowance	(13,044,998)	(12,475,270)
Net deferred tax asset	$ –	$ –

7.   Income Tax, continued:

At December 31, 2002, the Company had the following U.S. and Canadian tax basis loss carryforwards and tax credits:

	U.S.	Canadian	Expires
Regular tax net operating loss:	$ 272,248	$ 247,861	2006
	1,650,395	165,878	2007
	1,244,312	242,890	2008
	688,808	319,711	2009
	341,750		2010
	645,622		2011
	1,424,144		2012
	1,386,674		2018
	1,621,230		2019
	665,664		2020
	896,833		2021
	1,433,159		2022
	$ 12,270,839	$ 976,340	
Alternative minimum tax net operating loss:	$ 289,523		2006
	1,624,454		2007
	1,218,023		2008
	660,271		2009
	304,472		2010
	618,845		2011
	1,399,529		2012
	$ 6,115,117		
Alternative minimum tax credit	$ 19,871		

8.   Geographic Segments:

	United States	Venezuela	Consolidated
2002			
Other income	$ 703,000		$ 703,000
Depreciation	29,847	$ 29,680	58,527
Net loss	1,589,446	1,418,676	3,008,122
Identifiable assets			
Property, plant and equipment, net	$ 75,767	$ 46,068,629	$ 46,144,396
General corporate assets	12,901,078	797,049	13,698,127
Total identifiable assets	$ 12,976,845	$ 46,865,678	$ 59,842,523
2001			
Other income	$ 1,199,906		$ 1,199,906
Depreciation	43,534		43,534
Net loss	762,142	$ 89,064	851,206
Identifiable assets			
Property, plant and equipment, net	$ 101,685	$ 46,095,749	$ 46,197,434
General corporate assets	15,040,310	1,314,870	16,355,180
Total identifiable assets	$ 15,141,995	$ 47,410,619	$ 62,552,614
2000			
Other income	$ 884,069		$ 884,069
Depreciation	46,426		46,426
Interest expense	12,971		12,971
Net loss	1,220,797	$ 90,267	1,311,064
Identifiable assets			
Property, plant and equipment, net	$ 135,247	$ 44,767,122	$ 44,902,369
General corporate assets	16,934,011	1,394,675	18,328,686
Total identifiable assets	$ 17,069,258	$ 46,161,797	$ 63,231,055

Revenues and identifiable assets of each segment are those that are directly identified with those operations.

9.   Commitments:

The Company leases office space under a non-cancelable operating lease that expires in February 2004. Rent expense under the lease during 2002 was $108,477. Future minimum annual rent payable under the lease is $110,422 in 2003 and $18,452 in 2004.

10. Shareholder Rights Plan:

At the 1997 annual meeting of shareholders, a "Shareholder Rights Plan" was voted upon and approved by the shareholders of Gold Reserve Corporation. As part of the Reorganization described in Note 1, the Shareholder Rights Plan was assumed by the successor issuer Gold Reserve Inc. The Rights Plan is intended to give adequate time for shareholders of the Company to properly assess the merits of a take-over bid without pressure and to allow competing bids to emerge. The Rights Plan is designed to give the board of director's time to consider alternatives to allow shareholders to receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company's outstanding shares without complying with the "permitted bid" provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase common shares of the Company at a 50% discount to the market price at the time. The current Rights Plan expires on June 30, 2003. Management expects to submit a proposal to shareholders to reaffirm and extend the term of the Rights Plan to June 30, 2006 at the next annual meeting.

11. Differences Between Canadian and U.S. GAAP:

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in Canada. The effect of the principal measurement differences between U.S. and Canadian GAAP are summarized below. There are no differences between U.S. and Canadian GAAP as they relate to cash flows.

	Canadian GAAP	Change	U.S. GAAP
2002			
Total assets	$ 59,842,523	$ 41,184 [A]	$ 59,883,707
Total shareholders' equity	58,412,021	41,184 [A]	58,453,205
Net loss	(3,008,122)	(1,162,804) [B]	(4,170,926)
2001			
Total assets	$ 62,552,614	$ 160,000 [A]	$ 62,712,614
Total shareholders' equity	61,168,980	160,000 [A]	61,328,980
Net loss	(851,206)		(851,206)
2000			
Total assets	$ 63,231,055	$ 97,632 [A]	$ 63,328,687
Total shareholders' equity	61,858,939	97,632 [A]	61,956,571
Net loss	(1,311,064)		(1,311,064)

A   Under U.S. GAAP, marketable securities would be divided between held-to-maturity securities and available-for-sale securities. Those securities classified as available-for-sale would be recorded at market value and the unrealized gain or loss would be recorded as a separate component of shareholders' equity.

B   For US GAAP purposes, the Company accounts for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No.25, "Accounting for Stock Issued to Employees". Under US GAAP, when the exercise price of certain stock options is amended (the "Repricing "), these options are accounted for as variable compensation from the date of the effective Repricing. Under this method, following the repricing date, compensation expense is recognized when the quoted market value of the Company's common shares exceeds the amended exercise price. Should the quoted market value subsequently decrease, a recovery of a portion, or all of the previously recognized compensation expense will be recognized.

12.   New standards

Asset Retirement Obligations. The FASB has issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is analyzing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

The CICA has approved a new Handbook section, "Asset Retirement Obligations," to replace the current guidance on future removal and site restoration costs included in the CICA accounting standard 3061, "Property, Plant and Equipment." The standard, which is similar to SFAS 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The effect of adopting this standard, on January 1, 2004, has not yet been determined.

Impairment of Long-Lived Assets. The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) has issued CICA 3063, "Impairment of Long-Lived Assets." This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

Hedging Transactions. The CICA has issued Accounting Guideline 13, "Hedging Relationships," (AcG 13) which will be effective for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The effect of adopting this guideline has not yet been determined.

Accounting for Costs Associated with Exit or Disposal Activities. The FASB has issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002.

FIN 45 - Guarantor's Accounting and Disclosure Requirements for Guarantees. The FASB has issued Financial Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57 and 107," (FIN 45). FIN 45 requires that, effective for years beginning after September 15, 2002, a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee. The impact of adopting FIN 45, on January 1, 2003, is not anticipated to be material.

AcG 14 - Disclosure of Guarantees. The CICA has issued Accounting Guideline 14, "Disclosure of Guarantees", (AcG 14) which is effective for periods beginning on or after January 1, 2003. AcG 14 requires disclosure of key information about certain types of guarantee contracts that require payments contingent on specified types of future events. The Company will adopt this Guideline in the first quarter of 2003.

ITEM 18. Financial Statements – Not Applicable

ITEM 19. Financial Statements and Exhibits

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

EXHIBITS. The following exhibits are filed as part of this report.

Exhibit Number	Exhibit	Page Number in this report
4.0	Change in Control Agreement	54
10.0	Consent of PricewaterhouseCoopers LLP	59
10.1	Consent of Behre Dolbear & Company, Inc.	60
99.0	Certificate of Gold Reserve Inc. Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	61
99.1	Certificate of Gold Reserve Inc. Vice President-Finance pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	62

The following exhibits previously filed are incorporated by reference.

Exhibit Number	Exhibit
1.0	Restated Articles of Incorporation of the Company. Filed as Exhibit 3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.
1.1	Bylaws of the Company. Filed as Exhibit 3.2 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.
2.0	Agreement and Plan of Merger, dated as of October 5, 1998, by and among Gold Reserve Corporation (predecessor issuer), Gold Reserve Inc. (successor issuer) and GR–Merger Corp. Filed as Annex I to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.
2.1	Exchange Agreement by and among Gold Reserve Corporation, the Company, TranSecurities International, Inc. and Holders of Unit Shares, dated November 17, 1998. Filed as Exhibit 4.1 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.
2.2	Rights Agreement, dated as of October 5, 1998, between the Company and Montreal Trust Company of Canada. Filed as Exhibit 4.3 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.
2.3	Form of Certificate for the Company's Class A common shares. Filed as Exhibit 4.4 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.
2.4	Form of Certificate for the Unit Share. Filed as Exhibit 4.5 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.
8.0	Subsidiaries of Registrant. Filed as Exhibit 21 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD RESERVE INC.

By: _____

Rockne J. Timm, its Chairman of the Board,
President and Chief Executive Officer
May 15, 2003

By: _____

Robert A. McGuinness, its Vice President of Finance
and Chief Financial Officer, its Principal Financial
and Accounting Officer
May 15, 2003

Glossary of Significant Terms

Certain terms used throughout this report are defined below.

alluvial...	1) Used to identify unconsolidated or clay-like materials deposited over time by moving water. 2) Used to describe a strata of material that constitutes a concession, i.e. relating to the Brisas alluvial concession.
andesite...	A volcanic rock of intermediate composition. It is fine-grained and contains 55% to 60% silica.
assay...	An analysis performed on a rock sample to determine its metal content.
ball mill...	A steel cylinder partially filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.
batholith...	A mass of igneous rock with a surface area greater than 100 square kilometers.
Bolivar...	The basic monetary unit of the Republic of Venezuela. As of April 30, 2003, 1,600 Bolivares equaled one U.S. Dollar.
breccia...	A clastic rock in which angular fragments are surrounded by a fine-grained matrix or minerals cement.
BRISAS...	Compania Aurifera Brisas del Cuyuni, C.A., a Venezuelan corporation and the subsidiary of the Company that owns the Brisas property.
Brisas alluvial concession...	The mining title granted to BRISAS by the MEM to explore and commercially develop and exploit gold contained in alluvial material on the Brisas property.
Brisas hardrock concession...	The mining title granted to BRISAS by the MEM to commercially develop and mine gold, copper and molybdenum contained in the veta or vein material on the Brisas property.
Brisas property...	The Brisas property consists of the Brisas alluvial concession, the Brisas hardrock concession beneath the alluvial concession, applications in process for other mineralization (primarily nominal values of copper and silver) contained in these concessions, mineralization (primarily gold, copper and molybdenum) on small land parcels contiguous to the existing concessions and approval of concession transfers. In addition, the property includes various work contracts granted by Corporation Venezolana de Guayana (CVG). The term Brisas property is used interchangeably with Brisas project.
CESL …	Cominco Engineering Services Limited (CESL) on-site copper processing technology.
Choco 5 Property	Grass-roots exploration target leased from Minerven, a subsidiary of CVG.
concentrate...	A finely ground product of the milling process, containing a high percentage of valuable metal, which is typically sent to a smelter for further processing.
concession...	A privilege, license or mining title granted by the MEM to explore and, if warranted, produce minerals from a specified property.
Corporación Venezolana de Guayana (CVG)...	A Venezuelan government-owned entity formed to foster industrial development and to explore and develop mineral resources in the Guayana region of Venezuela, including the State of Bolivar.
Cristinas...	Gold and copper property (Cristinas 4, 5, 6 and 7) which is north of and contiguous to the Brisas property.
cyanidation...	A method of extracting gold or silver from a crushed or ground ore by dissolving it in a weak cyanide solution.
dilution...	Waste rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the average grade of the ore processed.
dip...	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

environmental impact statement (EIS)...	A report, compiled prior to a production decision, that examines the effects of proposed mining activities on the natural surroundings.
feasibility study...	A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.
flotation...	A process for concentrating minerals based on the selective adhesion of certain minerals to air bubbles in a mixture of water and ground up ore. When the right chemicals are added to a frothy water bath of ore that has been ground to the consistency of talcum powder, the minerals will float to the surface. The metal rich flotation concentrate is then skimmed off the surface.
gold equivalent...	Gross value of copper at a stated value per pound divided by the gross price of gold at a stated value per ounce.
Gold Reserve de Venezuela C.A. (GLDRV)...	A Venezuelan corporation and a foreign subsidiary of the Company. GLDRV was organized in September 1992 to manage the exploration and future development activities on the Brisas property.
grade...	The relative quantity or the percentage of ore-mineral content in a mineralized body, i.e. grams of gold per tonne or percent of copper per tonne.
gravity separation...	Recovery of gold from crushed rock or gravel using gold's high specific gravity to separate it from the lighter material.
hardrock...	Solid rock underlying an alluvial deposit. Also referred to as bedrock.
hectare...	A metric measurement of area equivalent to 10,000 square meters or 2.47 acres.
igneous...	Rocks formed by the cooling and solidifying of magma.
Imataca Forest Reserve...	A 3.6 million hectare area of tropical forest located in the State of Bolivar in southeastern Venezuela that was set aside as a region for forest exploitation by the Venezuelan government in the 1960s. The Company's Brisas property is located in an area within the reserve, which was previously designated for mining activities.
indicated mineral resource…	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
inferred mineral resource…	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
intrusive…	Rock which while molten penetrated into or between other rocks, but solidified before reaching the surface.
Kilometer 88 mining district (KM 88)...	An area in the State of Bolivar in southeastern Venezuela containing significant alluvial and hardrock deposits. The Company's Brisas property is located in this district.

measured mineral resource…	That part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
metamorphism...	Rock of sedimentary or igneous origin that has been altered by high temperature and/or pressure.
mill...	A processing plant where ore is crushed and ground, usually to fine powder, and the metals are extracted by physical and/or chemical means. Output from a mill usually requires further processing in a smelter or refinery to produce pure metal.
mineral...	A naturally occurring homogeneous substance having fixed physical properties and chemical composition.
mineral resource…	A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geologic evidence and knowledge.
mineral reserve…	The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when material is mined.
mineralization...	The presence of minerals in a specific area or geological formation.
Ministry of the Environment and Natural Resources (MARN)…	Venezuelan governmental entity, which exercises supervisory jurisdiction over the environment.
Ministry of Energy and Mines (MEM)...	Venezuelan governmental entity, which exercises supervisory jurisdiction over the Brisas property and the Company's activities thereon.
molybdenum...	An element (Mo), usually in the form of molybdenite, primarily used in alloys and lubricants.
open pit...	A mine that is entirely on surface. Also referred to as an open-cut or open-cast mine.
Precambrian...	All geologic time before 570 million years ago.
preliminary feasibility study...	A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

probable mineral reserve…	The economically mineable part of an indicated mineral reserve, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
Proterozoic...	That part of the Precambrian time represented by rocks in which traces of life appear or the younger part of Precambrian time.
proven mineral reserve…	The economically mineable part of an indicated mineral reserve, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
reclamation...	The restoration of a site after mining or exploration activity is completed.
recovery...	The percentage of valuable metal in the ore that is recovered by metallurgical treatment.
stock...	An igneous body smaller than a batholith with a subcircular section.
stratabound...	Used to describe mineral deposits that are restricted to a single stratagraphic unit.
strataform…	Mineral deposits whose geometry is similar to that of its host rock.
strike...	The direction, or bearing from true north, of a vein or rock formation measured along a horizontal line on the surface of the vein or rock.
strip ratio...	The tonnage of non-mineralized waste material removed to allow the mining of one tonne of ore in an open pit. Also referred to as waste-to-ore ratio.
tailings...	The material removed from the milling circuit after separation of the valuable metals.
troy ounce...	Unit of weight measurement used for all precious metals. The familiar 16 ounce avoirdupois pound equals 14.583 troy ounces.
vein...	A sheet-like or tabular discordant mineralized body formed by complete or partial infilling of a fracture or fault within a rock.
veta...	1) Used to describe veins of mineralization and/or deeper, hardrock mineralization, 2) used to describe a strata of material that constitutes a concession, i.e. relating to the Brisas hardrock concession.

CONVERSION FACTORS:			
1 Troy ounce	=	31.1034	Grams
1 Tonne	=	1.1023	Short tons or 2204.6 Pounds
1 Hectare	=	2.4711	Acres
1 Kilometer	=	0.6214	Miles
1 Meter	=	3.28084	Feet

SYMBOLS:		
Au	=	Gold
Cu	=	Copper
gpt	=	Grams per tonne
kt	=	Thousand tonnes
Au Eq	=	Gold equivalent

Exhibit 4.0 – Change Of Control Agreement

This Agreement is made effective the 8th day of August 2002. Among:

> **GOLD RESERVE CORPORATION**, a Montana corporation, with offices at 926 West Sprague Avenue, Suite 200, Spokane, Washington 99201 (hereinafter referred to as the "Company")
>
> and
>
> **"EXECUTIVE"**, an individual resident in Spokane, Washington or his/her estate in the event of death (hereinafter referred to as the "Employee")
>
> and
>
> **GOLD RESERVE INC.**, a Yukon corporation, with offices at 926 West Sprague Avenue, Suite 200, Spokane, Washington 99201 (hereinafter referred to as "GRI")

WHEREAS

The Employee is presently employed by the Company as **"Job Title"** and the Company is desirous of retaining the continued services of the Employee in that capacity; and

The Employee has agreed to continue his or her employment with the Company as **"Job Title"** in accordance with the provisions of this Agreement;

The Company is a wholly-owned subsidiary of GRI and GRI has agreed to guarantee the obligations of the Company hereunder;

NOW THEREFORE, for good and valuable consideration, the parties hereto agree as follows:

1. DEFINITIONS

In addition to the terms defined elsewhere in this Agreement, the following terms shall have the following meanings:

A). "acting jointly or in concert" has the meaning given to such phrase by Section 91(1) of the Securities Act (Ontario);

B). "Board of Directors" means the Board of Directors of the Parent Company, and "Director" means a member of the Board of Directors;

C). "Change of Control" means and shall be deemed to have occurred upon one or more of the following:

1). the acquisition hereafter, directly or indirectly and by any means whatsoever, in one transaction or a series of transactions, by any person or by a group of persons acting jointly or in concert, of that number of voting shares of the Parent Company which is equal to or greater than 25% of the total issued and outstanding voting shares of the Parent Company immediately after such acquisition.

An acquisition shall exclude any single or series of issuances or sales of shares of the Parent Company by way of prospectus or private placement after the date of this Agreement which were approved by the Board of Directors; or

2). the election hereafter at a meeting of the Parent Company's shareholders, as Directors of the Parent Company, of a number of persons, who were not included in the slate for election as Directors proposed to the Parent Company's shareholders by the Parent Company's prior Board of Directors, and who represent a majority of the Board of Directors, or the appointment hereafter as Directors of the Parent Company, of a number of persons which represent a majority of the Board of Directors, nominated by any holder of voting shares of the Parent Company or by any group of holders of voting shares of the Parent Company acting jointly or in concert and not approved by the Parent Company's prior Board of Directors; or

3). a determination hereafter by the Board of Directors that there has been a change, whether by way of a change in the holding of the voting shares of the Parent Company, in the ownership of the Parent Company's assets or by any other means, as a result of which any person or any group of persons acting jointly or in concert is in a position to exercise effective control of the Parent Company;

D). "COBRA" means the Consolidated Omnibus Budget Reconciliation Act of 1985;

E). "ERISA" means the Employee Retirement Income Security Act of 1974;

F). "Parent Company" means GRI, and includes GRI's successors, whether by way of merger, amalgamation or otherwise;

G). "KSOP Plan" is a shareholder approved retirement plan consisting of two components– a salary reduction component (401(k)) and stock ownership component (ESOP);

H). "person" includes an individual, a partnership, a corporation and any other entity or association;

I). "Termination" means:

    1). the Employee's employment with the Company is terminated by the Company after a Change of Control; or

    2). the Employee provides the Company with written notice of election to treat the employment as terminated for Good Reason, after a Change of Control;

        a. For purposes of this Agreement, "Good Reason" shall mean, without Employee's express written consent, any of the following:

            i. the assignment to Employee of any duties inconsistent with Employee's responsibilities from those in effect immediately prior to a Change of Control;

            ii. a reduction by the Company in Employee's annual base salary as in effect on the date hereof or as the same may be increased from time to time;

            iii. the relocation of the office of the Company where Employee is employed at the time of a Change of Control ("the COC Location") to a location more than fifty (50) miles away from the COC Location or the Company's requiring Employee to be based more than fifty (50) miles away from the COC Location (except for required travel on the Company's business to an extent substantially consistent with Employee's business travel obligations just prior to the Change of Control);

            iv. the failure by the Company to continue to provide Employee with benefits at least as favorable to those enjoyed by Employee under any of the Company's other benefits (Appendix A) in which Employee was participating at the time of the Change of Control, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive Employee of any material fringe benefit enjoyed by Employee at the time of the Change of Control, or the failure by the Company to provide Employee with the number of paid vacation days to which Employee is entitled to at the time of the Change of Control; and, if the business of the Company for which Employee's services are principally performed is sold at any time after a Change of Control and the purchaser of such business fails to agree to provide Employee with the same or a comparable position, duties, salary and benefits as provided to Employee by the Company immediately prior to the Change of Control.

    or

    3). the Employee provides the Company with written notice of election to treat the employment as terminated not before the first day of the seventh (7th) month following a Change of Control; or

    4). the Employee dies following a Change of Control.

J). "Termination Date" means:

    1). the date that the Employee's employment with the Company is terminated by the Company after a Change in Control (as described in I (1); or

    2). the date that the Employee provides to the Company written notice of election to treat the employment as terminated after a Change of Control (as described in I (2) or I (3)); or

    3). the date the Company is notified of the Employee's death after a Change of Control.

(K). "Termination for Cause" means:

    1). The willful and continued failure by the Employee to perform his or her duties in breach of a fiduciary duty imposed by his or her current position with the Company; or

    2). the willful engaging by the Employee of misconduct which is materially injurious to the Company, monetarily of otherwise; or

    3). the willful violation by the Employee of the provisions of this Agreement; or

    4). for any other "Cause" as determined in accordance with the laws of the State of Washington.

L). "this Agreement" and terms such as "hereof", "herein", "hereunder" and similar expressions mean this Agreement, as amended, supplemented or modified in writing from time to time.

2. CHANGE OF CONTROL

In the event that a Change of Control and Termination occurs, then the Company agrees to:

A). pay to the Employee within fifteen (15) days following the Termination Date, a settlement payment equal to the total of:

1). an amount equal to 24 months salary (which shall be deemed to be equal to the monthly salary to which the Employee was entitled to immediately prior to the Change of Control multiplied by 24), together with any amounts required to be paid in accordance with the Company's policies or by law regarding earned and unpaid vacation time as of the date of termination; plus

2). an amount equal to 2 years of the Company's KSOP contribution based on the Employee's annual salary immediately prior to the Change of Control and the maximum allowable allocation pursuant to ERISA Law; plus

3). an amount equal to the aggregate of all bonuses which the Employee received from the Company during the 12 months immediately prior to the Change of Control; and

B). make available to the Employee and the Employee's immediate family all medical, dental, disability and life insurance benefits (as such benefits were provided immediately prior to the Change of Control) for a period of 36 months following the Termination Date. In the event the benefits plan (or any part) as provided (Appendix A) immediately prior to the Change of Control ceases to exist during the 36-month period subsequent to the Termination Date, the Company will compensate the Employee by paying to the Employee (within 15 days) an amount equal to two times the monthly premium for the remaining months of the 36 month period, and, if applicable, two (2) times the annual premium for any unpaid premiums in the 36 month period. Regarding the medical plan (part of the benefits) if it remains in effect for the time period COBRA is available, the Company is only obligated to pay Employee the applicable premium for medical coverage. After any COBRA coverage expires, the Company is obligated to pay to Employee (in a lump sum within 15 days) two times the monthly premiums for the remaining months of the 36 month period; and

C). at the election of the Employee with respect to any Share Purchase Option Agreements between GRI and Employee, make a cash payment in respect of each share subject to such options equal to the amount by which the weighted average trading price of the Company's shares for the last five days preceding the date the Employee makes the election exceeds the applicable option exercise price. Such payment shall be made to the Employee by the Company no later than fifteen (15) days following the Employee's election under this section.

3. RELEASE

In consideration of the payment to the Employee of the aforesaid amounts and the additional provisions of this Agreement the Employee agrees to tender an immediate resignation from all positions with the Company, including membership of the Board of Directors, if applicable, in a form satisfactory to the Company acting reasonably and forever release and discharge the Company from any and all obligations to pay any further amounts or benefits to the Employee with respect to the termination of the Employee's employment with the Company.

4. DUTY TO MITIGATE

The Employee shall be under no duty to mitigate any losses with respect to the termination of the Employees employment with the Company as a result of the Termination.

5. SUBSEQUENT EMPLOYMENT

In the event of a Termination, the Employee shall not be bound in any matter whatsoever to rebate to the Company or to forgive any claim against the Company with respect to any amounts or benefits payable hereunder in the event of subsequent reemployment in any manner whatsoever.

6. GUARANTEE OF GRI

GRI irrevocably and unconditionally guarantees to the Employee the prompt and complete payment and performance when due of all amounts payable by and all other obligations of the Company under this Agreement (collectively, the "Obligations"). If the Company fails to pay or perform any Obligation for any reason, GRI will pay or cause to be performed such Obligation promptly upon the Employee's demand therefore and without the Employee having to make prior demand on the Company. In addition, GRI acknowledges, covenants and agrees that:

A). GRI's obligations hereunder shall remain in force until all Obligations have been paid or performed, and shall not be released or discharged notwithstanding (i) any changes in the terms of the Employee's employment with the Company, including, without limitation, any change in salary, bonuses or benefits (all of which may be amended, altered and added to without notice to or consent of GRI); (ii) any Change of Control; (iii) the waiver by the Employee of the Company's performance of any Obligation, the extension of time for payment or performance of any Obligation or the amendment, alteration, compromise, extension or renewal of any Obligation; (iv) any delay or failure by the Employee exercising any right or remedy; (v) the voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all of the assets and liabilities or the voluntary or involuntary receivership, bankruptcy, assignment for the benefit to creditors, reorganization, or other similar proceedings affecting the Company or the dissaffirmance or rejection of the Obligations in any such proceedings or otherwise; or (vi) any merger, amalgamation, arrangement, consolidation or other reorganization to which the Company, GRI or any related entity is a party, or any direct or indirect sale or disposition of GRI's ownership interest in the Company;

B). GRI waives notice of demand or presentment for payment to the Company or the making of any protest, notice of the amount of the Obligations outstanding at any time, notice of non-payment or failure to perform on the part of the Company, and all other notices or demands of any other kind; and

C). The Employee shall not be required to make demand on or file suit or take any action against the Company with intent to collect payment or enforce performance of any Obligation or to exercise or exhaust any other right or remedy to which the Employee may be entitled prior to enforcing its rights hereunder against GRI.

7. TERM

This Agreement shall terminate and be at an end on the date (the "End Date") eight (8) months from the date of the first Change of Control occurring after the date of this Agreement except for obligations arising from a Termination occurring prior to the End Date (including, without limitation, GRI's obligations under section 7 hereof relating to obligations arising from such Termination), which obligations will survive and remain in effect until satisfied and discharged in full.

8. TERMINATION FOR CAUSE

Nothing herein contained shall be interpreted as preventing the Company from terminating the employment of the Employee for cause. In the event of termination for cause the provisions of this Agreement shall not apply and shall no longer be applicable.

9. OTHER BENEFITS

Upon termination of the employment of the Employee for any reason, the rights of the Employee to any other benefits not specifically addressed herein shall be governed and determined in accordance with the terms of all applicable benefit and option plans.

10. MISCELLANEOUS

This Agreement may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification' extension or discharge is sought. The waiver by either party of compliance with the provisions of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by such party.

11. BINDING AGREEMENT

This Agreement shall be binding upon and enure to the benefit of the parties hereto, the respective successors of the Company and GRI (including any successors to the business of the Company or GRI), the Employee's heirs and the personal representatives of the Employee's estate.

12. SEVERABILITY: GOVERNING LAW

If any clause or provision herein shall be adjudged invalid or unenforceable by a court of competent jurisdiction or by operation of any applicable law, it shall not affect the validity of any other clause or provision, which shall remain in full force and effect. The laws of the state of Washington shall govern this Agreement.

13. ARBITRATION

Any dispute arising out of or in connection with this Agreement shall be settled by binding arbitration in the manner set forth herein. The arbitration decision is final as well as binding.

(A) The party demanding arbitration shall give the other party or parties from whom it seeks relief a written notice (the "Notice") which shall contain, in addition to the demand for arbitration, a clear statement of the issue(s) to be resolved by arbitration with a reference to the provision of this Agreement under which the dispute arises, the relief requested through arbitration, and the name and address of the arbitrator selected by the demanding party. Notice of demand for arbitration shall be given within two years after the issue has arisen.

(B) The party receiving the Notice shall provide a written response (the "Response") to the Notice within thirty (30) days following receipt of Notice. The Response shall contain a clear statement of the responding party's position concerning the issue in dispute. The responding party shall also identify the name and address of the arbitrator selected by the responding party.

(C) The arbitrators selected by each of the parties shall then select a third arbitrator, which shall constitute the three (3) person arbitration panel. The arbitration panel shall meet in Spokane, Washington and shall allow each party the opportunity to submit oral and written evidence and argument concerning the dispute. The decision of the majority of the arbitration panel, who shall render their decision within sixty (60) days of appointment of the final arbitrator, shall be binding upon the parties. The arbitration panel shall resolve the matters before them in accordance with the rules of law and equity. The arbitration panel may only resolve the question or questions submitted to them. In all other respects, the arbitration shall be conducted in accordance with the Washington Arbitration Act, RCW 7.04.

(D) If any dispute arises in connection with this Agreement, the Company agrees to pay all costs and expenses associated with resolving the dispute including, but not necessarily limited to, the costs of arbitrators, witness fees and reasonable attorneys fees. At the conclusion of the arbitration, any party may apply to the Spokane County Superior Court for an order confirming the arbitration award.

(E) Any proceeding in a court of law shall be immediately stayed upon receipt of a notice or demand for arbitration; provided that this shall not preclude any party from applying to any court of competent jurisdiction for equitable relief in the form of injunctions and temporary restraining orders. In any such action or proceeding to obtain injunctive relief and/or to compel arbitration or confirm the arbitration award, the Company will pay the costs associated therewith including reasonable attorneys' fees and including such costs and expenses incurred in any appellate proceedings.

14. FURTHER ASSURANCES

Each of the parties shall from time to time and at all times do all such further acts and execute and deliver all such further deeds and documents as shall be reasonably required in order to fully perform the terms of this Agreement.

15. COMPLETE AGREEMENT

Except as otherwise noted herein, this contract supersedes all prior contracts and understandings between the parties hereto relating to the subject matter addressed herein and may not be modified, changed or altered by any promise or statement by whomsoever made; nor shall any modification of it be binding upon the Company until such written modification shall have been approved in writing by an officer of the Company.

16. NOTICE

Any notice or other instrument which may be required or permitted to be delivered or served on the other party hereto shall be sufficiently given to or served on such party if in writing and delivered by hand in a sealed envelope addressed to such party and left, during normal business hours, at the following addresses:

(a) if to the Company: Gold Reserve Corporation
926 West Sprague Avenue, Suite 200
Spokane, WA 99201 USA

(b) if to the Employee: **"Executive"**
"Home Address"
"City, State Zip"

(c) if to GRI: Gold Reserve Inc.
926 West Sprague Avenue, Suite 200
Spokane, WA 99201 USA

Any of the Company, the Employee or GRI may, by notice delivered in accordance with this section, change the address for notices set out above.

Executed and delivered.

GOLD RESERVE CORPORATION

Per: _____

_____

WITNESS

"Executive"

GOLD RESERVE INC.

Per: _____

Exhibit 10.0 – Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 033-61113 and No. 333-56495) of Gold Reserve Inc. of our report dated February 14, 2003 relating to the financial statements, which appears in this Form 20-F.

s/ PricewaterhouseCoopers LLP

Vancouver, B.C.
May 15, 2003

Exhibit 10.1 – Consent of Behre Dolbear & Company, Inc.

Behre Dolbear & Company, Inc. does hereby consent to the reference to this firm in the Annual Report on Form 20F of Gold Reserve, Inc. filed with the Securities and Exchange Commission on or about May 15, 2003. We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 033-61113 and No. 333-56495) of Gold Reserve Inc., the reference to this firm, which appears in this Form 20-F. In giving this consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

/s/ BEHRE DOLBEAR & COMPANY, INC.
May 15, 2003

Exhibit 99.0 – Chief Executive Officer's Section 906 Certification

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gold Reserve Inc. on Form 20-F for the year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof, I, Rockne J. Timm, President & CEO of Gold Reserve Inc., certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Annual Report on 20-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Annual Report on Form 20-F fairly presents, in all material respects, the financial condition and result of operations of Gold Reserve Inc.

/s/ Rockne J. Timm

Rockne J. Timm
President & CEO
May 15, 2003

Exhibit 99.1 – Chief Financial Officer's Section 906 Certification

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gold Reserve Inc. on Form 20-F for the year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof, I, Robert A. McGuinness, Vice President-Finance & CFO of Gold Reserve Inc., certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Annual Report on 20-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Annual Report on Form 20-F fairly presents, in all material respects, the financial condition and result of operations of Gold Reserve Inc.

/s/ Robert A. McGuinness

Robert A. McGuinness
Vice President-Finance & CFO

May 15, 2003

Chief Executive Officer's Certification

I, Rockne J. Timm, certify that:

1. I have reviewed this annual report on Form 20-F of Gold Reserve Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent function):

    (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 15, 2003

s/ Rockne J Timm

Rockne J. Timm, President & CEO

Chief Financial Officer's Certification

I, Robert A. McGuinness, certify that:

1. I have reviewed this annual report on Form 20-F of Gold Reserve Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent function):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 15, 2003   s/ Robert A. McGuinness

                                                Robert A. McGuinness,
                                                Vice President-Finance & CFO